..10/23



02055735

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Omron Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1170 FISCAL YEAR 3-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 11/5/02

82-1170

A Dynamic Commitment to Structural Transformation, Globalization and Unique Value

AR/S
3-31-02


OCT 15 2002

OMRON

Sensing tomorrow™



Annual Report 2002

Year ended March 31, 2002

Profile

Through its broad range of business operations, Omron Corporation provides innovative solutions for industry, society and daily life.

In May 2001, Omron unveiled Grand Design 2010 (GD2010), a long-term management vision that outlines the ideal form of the Omron Group and the basic guidelines for the management strategies to get it there. Since November of the same year, Omron has also been implementing its Group Productivity Improvement Reforms to accelerate the structural reforms in GD2010 in terms of both quality and speed, and to respond to rapid changes in the business environment.

Focusing on its core strengths in sensing and control technologies, Omron will continue transforming itself into a global company that contributes to the advancement of society.



Contents

Statements in this annual report with respect to Omron's plans, strategies and beliefs, as well as other statements that are not historical facts, are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in Omron's markets, which are primarily Japan, North America, Europe, Asia-Pacific and China; demand for, and competitive pricing pressure on, Omron's products and services in the marketplace; Omron's ability to continue to win acceptance for its products and services in these highly competitive markets; and movements of currency exchange rates.

Financial Highlights

Omron Corporation and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen (except per share data)			Thousands of U.S. dollars (Note 2) (except per share data)
	2002	2001	2000	**2002**
For the Year:				
Net Sales	**¥533,964**	¥594,259	¥555,358	**$4,014,767**
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**(25,373)**	40,037	21,036	**(190,774)**
Income (Loss) before Cumulative Effect of Accounting Change	**(16,157)**	22,297	11,561	**(121,481)**
Net Income (Loss)	**(15,773)**	22,297	11,561	**(118,594)**
Per Share Data (yen and U.S. dollars):				
Income (Loss) before Cumulative Effect of Accounting Change				
Basic	**¥ (65.0)**	¥ 87.4	¥ 45.0	**$ (0.49)**
Diluted	**(65.0)**	85.3	44.5	**(0.49)**
Net Income (Loss)				
Basic	**(63.5)**	87.4	45.0	**(0.48)**
Diluted	**(63.5)**	85.3	44.5	**(0.48)**
Cash Dividends (Note 1)	**13.0**	13.0	13.0	**0.10**
Capital Expenditures (cash basis)	**¥ 38,896**	¥ 37,583	¥ 31,146	**$ 292,451**
Research and Development Expenses	**41,407**	42,513	36,605	**311,331**
At Year End:				
Total Assets	**¥549,366**	¥593,144	¥579,489	**$4,130,571**
Total Shareholders' Equity	**298,234**	325,958	336,062	**2,242,361**

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2. The U.S. dollar amounts represent translations of Japanese yen at the approximate exchange rate at March 31, 2002, of ¥133=$1.



Net Sales
(Billions of Yen)
800
700
600
500
400
300
200
100
0
1998 1999 2000 2001 2002
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change
(Billions of Yen)
50
40
30
20
10
0
-25.4
1998 1999 2000 2001 2002
Net Income (Loss)
(Billions of Yen)
50
40
30
20
10
0
-15.8
1998 1999 2000 2001 2002
Net Income (Loss) per Share (Diluted)
(Yen)
100
80
60
40
20
0
-63.5
1998 1999 2000 2001 2002

To Our Shareholders

In May 2001, Omron unveiled Grand Design 2010 (GD2010), a long-term vision for the first decade of the 21st century that expresses where we want the Omron Group to be in the year 2010, and the basic guidelines for the management strategies that will get us there. While accelerating the structural reforms of GD2010 aimed at boosting quality and speed, in November 2001 we announced the start of a new set of structural reforms for raising Group productivity in response to the downturn in our results and the rapidly changing business environment. To succeed in global competition, we are extending reforms to areas we have not previously tackled, and intend to complete these by September 2003.

PERFORMANCE: SUBSTANTIAL DECLINE IN EARNINGS

For the year ended March 31, 2002, consolidated net sales declined 10.1 percent year-on-year to ¥534.0 billion. In addition to the drop in net sales, Omron posted losses on impairment of nonperforming assets in connection with business restructuring, and on impairment of securities. As a result, the Company recorded a consolidated net loss before income taxes, minority interests and cumulative effect of accounting change of ¥25.4 billion and a net loss of ¥15.8 billion.

This decline in earnings reflected the economic downturn due to the slump in the information technology (IT) industry, notably in the United States, which led to investment cutbacks in the semiconductor and IT-related industries and a decline in earnings among electrical equipment and electronics companies. These factors resulted in weaker demand for industrial automation systems and electronic components, Omron's main products. In addition, restrained investment by financial institutions and railway companies in Japan had a major impact on sales of banking systems and automatic fare collection systems.

MANAGEMENT STRATEGY: BUILDING A CORPORATE STRUCTURE THAT DOES NOT DEPEND ON GROWTH

In this challenging environment, our paramount task is restoring earnings for the fiscal year ending March 2003 and beyond. To that end, we have established the Value-Added Innovation Committee 21 (VIC21), made up of



YOSHIO TATEISI
Representative Director
and Chief Executive Officer

managing officers, with me as chairman, to implement structural reforms aimed at raising productivity throughout the Omron Group.

During the past fiscal year, we completed virtually all the work required to draft specific measures to build the necessary operating structure for Omron; close and consolidate operating bases, and reallocate the affected businesses and personnel; accelerate the transfer of production to overseas plants, particularly in China; exit low-profit and unprofitable businesses; and raise employee productivity.

With the severe business environment projected to continue, we will make strategic investments in future growth, primarily in our core Industrial Automation and Electronic Components businesses. At the same time, we will carry out the measures drawn up by VIC21 and accelerate structural reforms to execute the urgent task of building a solid corporate structure that does not depend on market recovery for its survival.

The current fiscal year will clearly be a crucial period for Omron's structural reforms. By moving ahead with each of these reforms without turning back, we plan to quickly revitalize Group results as well as create a sustainable profit base to maximize the company's value over the long term, one of the objectives of GD2010. Doing so will enable us to fulfill our commitment to generating steady shareholder returns and justify your continuing support.

YOSHIO TATEISI
Representative Director
and Chief Executive Officer

Chief Executive Officer Yoshio Tateisi Discusses Omron's Structural Reforms

Q: WHAT DOES THE LONG-TERM MANAGEMENT VISION ANNOUNCED IN MAY 2001 ENTAIL?

A: The long-term management plan we began in May 2001, known as Grand Design 2010, or GD2010, expresses where we want the Omron Group to be after the first decade of the twenty-first century and the basic guidelines for the management strategies to get us there. It aims to make Omron a globally successful corporation that contributes to social development worldwide. The first stage in implementing this vision for Omron will cover the period up to March 2005, with the aim of maximizing the strength of our businesses by building our competitiveness as a global company. We have set the medium-term objective of raising return on equity (ROE) to 10 percent as a benchmark for measuring progress in improving our ability to win globally.

Q: HOW DO THE STRUCTURAL REFORMS FOR GROUP PRODUCTIVITY INITIATED IN NOVEMBER 2001 RELATE TO GD2010?

A: Major changes in our operating environment have been occurring at an unprecedented rate. We recognize that the challenges we face are not temporary, and that Omron must pursue global structural reform. Value-Added Innovation Committee 21, or VIC21, was created to implement the structural reforms for group productivity necessary to create the strong businesses that can be global winners envisioned by GD2010 based on this recognition.

In other words, VIC21 was created to accelerate the management policies for raising quality and speed that were established as part of GD2010's program of maximizing the strength of our businesses. It will accelerate quality initiatives by executing above and beyond the policies determined under GD2010 for improving productivity. Greater speed will be achieved by implementing GD2010 policies one year ahead of schedule. Under GD2010, each Omron company was to have completed its respective company vision by March 2005, but the target for completing various initiatives has been

STRUCTURAL REFORM PRIORITIES



Grand Design 2010
ROE ≥10%
Create Powerful Businesses
Changes in Operating Environment
Accelerate GD Measures for Quality & Speed
Group Productivity Improvement Reforms
Re-examine every management resource to optimize productivity
Selection & Focus
Optimal Business Units
Cost Structure Reform incl. Fixed Costs

moved ahead to March 2004 at the latest. Naturally, we will also consider ways to implement measures even earlier, where it is necessary and possible.

Q: SO GROUP PRODUCTIVITY IMPROVEMENT REFORMS ARE MEASURES TO ACHIEVE THE OBJECTIVES OF GD2010?

A: Exactly. Furthermore, we formulated the VIC21 measures to ensure that we achieve the existing target of ROE of 10 percent by March 2005. Each Omron company has the following three initiatives:

1. Achieve a high level of profitability through selection and focus.
2. Reform the operating and manufacturing structure to create the optimal business management structure.
3. Restructure the fixed cost and expense structure to match the optimum business structure.

Head office structure reform will complement the efforts of each company.

Q: ASIDE FROM THE GENERAL DIRECTION OF THE GROUP PRODUCTIVITY IMPROVEMENT REFORMS, WHAT ARE SOME SPECIFIC OBJECTIVES?

A: When drafting VIC21, we started with the following three benchmarks for structural reform measures:

1. Reduce Group fixed and variable costs by ¥30 billion.
2. Increase the proportion of overseas manufacturing by 50 percent.
3. Withdraw from underperforming and unprofitable businesses.

The head office and each company will implement various measures to achieve these objectives.

Q: PLEASE COVER THESE MEASURES IN GREATER DETAIL.

A: VIC21 will work to implement structural reforms in six areas: business structure reform, manufacturing structure reform, purchasing process reform, management productivity reform, Group head office structure reform, and asset structure reform. There are other measures that are related or under negotiation that would be premature to discuss at this point, but they will be in keeping with the specific structural reforms we have discussed.

STRUCTURAL REFORM OBJECTIVES

Area	Objectives
Business Structure Reform	Optimize business strength through 1: selection & focus, 2: review of business processes, 3: switching to optimal business units *Examples of initiatives:* ● Withdraw from low profit/unprofitable businesses ● Social Systems Business Company: Divide and restructure ● Creative Service Company: Assess business independence and review business strategy units
Manufacturing Structure Reform	Create an optimum global manufacturing network *Examples of initiatives:* ● Strengthen overseas production, mainly in China ● Reduce Group production capacity in Japan and convert functions of manufacturing divisions
Purchasing Process Reform	Pursue best prices by expanding centralized purchasing areas *Examples of initiatives:* ● Expand centralized purchasing areas ● Strengthen purchasing and procurement in China
Management Productivity Reform	Improve human productivity to succeed in global competition *Examples of initiatives:* ● Impartial evaluation and compensation based on duties and performance ● Right-size the organization at the managerial level
Group Head Office Structure Reform	Create a head office that represents and oversees the Omron Group to prepare for holding company structure *Examples of initiatives:* ● Create organizational groups and examine/sharpen focus on necessary functions
Asset Structure Reform	Reduce total assets, reallocate resources, reduce asset maintenance costs *Examples of initiatives:* ● Sell idle and underutilized assets ● Sell closed or transferred facilities



Q: OMRON IS ALSO IMPLEMENTING AN EARLY RETIREMENT PROGRAM FOR THE FIRST TIME.



A: It is one component of progress in structural reform. The Omron Group's domestic operations will need to reassign approximately 2,000 employees. Of this number, we project that approximately 500 will leave the company through natural attrition. We will reassign the remaining employees as a matter of basic policy, but even so, we project that approximately 1,000 employees will no longer be needed. We will work to keep as many jobs as we can, but we will also implement an early retirement system for a limited time so that we can right-size headcount by eliminating surplus positions without causing hardship for the employees affected.

Q: WHAT IS THE TIME FRAME FOR IMPLEMENTING THE STRUCTURAL REFORMS?

A: Implementation will be completed by the end of September 2003. During the current fiscal year, Omron is therefore placing the highest management priority on executing the VIC21 measures in order to achieve our goal of completing them in the 18 months from April 2002. Then, after putting the final touches on our structural reforms during the year ending March 2004, we plan to shift from reform to creation and put in place the structure required to reorient operations toward growth strategies in the year to March 2005.

GROWTH AFTER STRUCTURAL REFORM



Medium-term Objectives
3/02
3/03
3/04
3/05
Accomplish Group productivity structural reform
Move from reform to rebuilding
Establish a structure for growth
11/15/01: Begin evaluation
9/03: Complete restructuring
3/04: Assessment
18 months
Evaluation
Implementation





Q: WHAT ARE THE GROWTH SECTORS OF THE FUTURE?

A: The Group Productivity Improvement Reforms are designed to increase the profitability of our existing assembly businesses. Concurrently, we will shift human resources made available by structural reform to the growth sectors of high-value-added modules and software, services and solutions. In addition, we intend to develop and strengthen manufacturing capabilities in China, a critical area for Omron. We will also bolster our development and sales organization.

1. High-value-added module devices

Electronic Components Company:
Optical device business, MEMS business,
automotive components business, amusement equipment business

Social Systems Business Company:
Module business and others

2. Software, services and solutions

Industrial Automation Company:
High-value-added user business

Social Systems Business Company:
System solutions and service business

Healthcare Company:
Lifestyle improvement and support service business

Companywide:
Safety and security business, M2M business and others

Q: THUS STRUCTURAL REFORM WILL MAXIMIZE THE STRENGTH OF OMRON'S BUSINESSES AND CREATE OPPORTUNITIES FOR GROWTH.

A: That's the plan. Thank you, and we're counting on the continued support of our stakeholders.

Review of Operations

Omron at a Glance

Main Products	% of Net Sales

Industrial Automation Company (IAB)

¥186,984 million


35.0%

CONTROL EQUIPMENT (programmable logic controllers, industrial networking equipment, programmable terminals, application software, etc.) **MOTION CONTROLLERS** (inverters, servo motors, servo drives, etc.) **SENSORS** (photoelectric sensors, proximity sensors, displacement sensors, safety light curtains, pressure sensors, ultrasound sensors, measurement sensors, etc.) **ADVANCED SENSORS** (vision sensors, image sensors, RFID, laser markers, 2-dimensional code readers, etc.) **SWITCHES** (limit switches, basic switches, manual switches) **RELAYS** (solid-state relays, I/O relay terminals, etc.) **OTHER CONTROL DEVICES** (timers, counters, temperature controllers, level devices, protective devices, power supplies, digital panel meters, transmission units, wireless units, energy-saving devices, safety-related devices, etc.) **INSPECTION SYSTEMS** (printed circuit board solder inspection systems, sheet inspection systems, solder paste printing inspection systems, other inspection systems, etc.)

Electronic Components Company (ECB)

¥128,193 million


24.0%

SWITCHES (basic switches, tactile switches, trigger switches, DIP switches, etc.), **RELAYS** (general-purpose relays, printed circuit board relays) **AUTOMOTIVE DEVICES** (keyless entry systems, power window switches, various automotive relays, electric power steering controllers, detection switches, multiplex controllers, power seat switches, buckle switches, laser radar devices, etc.) **AMUSEMENT COMPONENTS, UNITS AND SYSTEMS** (sensors, keys, IC's, game controllers) **CONNECTORS, SENSORS FOR CONSUMERS, MICRO LENS ARRAYS, COMPONENTS FOR PRINTERS AND PHOTOCOPIERS** (counterfeit detectors, etc.)

Social Systems Business Company (SSB)

¥124,627 million


23.4%

ELECTRONIC FUND TRANSFER SYSTEMS (automated teller machines, cash dispensers, automated bill changers, automated loan application machines, POS systems, credit/debit card transaction terminals, etc.) **PUBLIC TRANSPORTATION SYSTEMS** (automated ticket venders, automated passenger gates, automated fare adjustment systems, commuter ticket issuing machines, etc.) **TRAFFIC AND ROAD MANAGEMENT SYSTEMS** (traffic management systems, vehicle information and communication systems, travel time measurement systems, public transportation priority systems, etc.) **PARKING SYSTEMS, TOTALIZATOR SYSTEMS, SECURITY-RELATED SYSTEMS, MILLIMETER WAVE COMMUNICATION SYSTEMS, CONTENTS-DELIVERY TERMINALS**

Healthcare Company (HCB)

¥40,617 million


7.6%

HEALTHCARE EQUIPMENT (digital blood pressure monitors, digital thermometers, electronic pulse massagers, chair massagers, pedometers, body fat analyzers, fitness equipment, etc.) **MEDICAL EQUIPMENT** (nebulizers, professional digital blood pressure monitors, etc.), **HEALTH MANAGEMENT SERVICES** (consultations, health promotion programs, etc.)

Others

¥53,543 million


10.0%

CREATIVE SERVICE COMPANY: OUTSOURCING SERVICE (consulting with the aim of increasing the efficiency of the client company's operations, and contract operations in areas including personnel, accounting, and general affairs)
BUSINESS DEVELOPMENT GROUP: PERSONAL COMPUTER PERIPHERALS (terminal adapters, ADSL modems, mobile phone modems, backup power supplies, scanners, fingerprint authentication units) **CARD READERS, ROOM ACCESS CONTROL SYSTEMS, RF-ID TAGS, PHOTO-STICKER VENDING MACHINES, SPEECH RECOGNITION AND VOICE AUTHENTICATION SYSTEMS**

Note: On July 1, 2002 the Social Systems Business Company (SSB) was reorganized and separated into two companies, the Advanced Module Business Company (AMB) and the Social Systems Solutions and Service Business Company (SSB).




Net Sales
(Billions of Yen)
250
200
150
100
50
0
2001
2002

Industrial Automation Company



The Smart Sensor face recognition system has a revolutionary platform structure that enables easy selection of the optimum sensor head.



This 60W block power source offers extra connections for additional capacity, thus saving space and promoting standardization.



In addition to transmitting data for on/off control, Smart Slave is the world's first slave that collects value-added information to improve the equipment utilization rate.

For the fiscal year ended March 31, 2002, net sales of the Industrial Automation Company (IAB) were ¥187.0 billion, a decline of 17.9 percent compared to the previous fiscal year, as a result of restrained capital investment, which was affected by the global economic slowdown, the collapse of the IT bubble, and the terrorist attacks in the United States.

In the domestic market, sales were down substantially, due to lower demand from the electrical and machinery industries in the midst of sharp cutbacks in private capital investment, especially among core customers such as IT and semiconductor-related companies. Although signs of a rebound began to appear during the second half, manufacturers maintained a cautious stance toward new capital investments.

As for overseas markets, the sales decline in North America was accelerated by the terrorist attacks in addition to continued adjustments in capital investment after the collapse of the IT bubble. Sales in Europe were solid despite reduced capital investment, and were aided by the decline in the value of the yen. In Asia, the impact of the global economic slowdown and a steep decline in exports to the United States during the second half of the period resulted in lackluster sales. In China, however, our efforts to build our business infrastructure and strengthen sales capabilities supported growth in sales.

IAB will increase its competitiveness by enhancing its ability to respond to changes in the global market and implementing efficient measures to improve relationships with customers.

IAB will raise its profitability by taking the initiative in strengthening product competitiveness and increasing productivity in every process.

Furthermore, IAB will establish a firm basis for its growth by developing high-value-added products and business models.



The F270 is an advanced vision sensor with top-of-class capture speed.




Net Sales
(Billions of Yen)
150
120
90
60
30
0
2001
2002

Electronic Components Company

The Electronic Components Company (ECB) posted net sales of ¥128.2 billion, a year-on-year decrease of 1.0 percent, due to the global impact of the terrorist attacks during the economic slowdown in the United States.

Domestic sales of equipment for consumer and commerce (C&C) components such as relays and switches declined sharply because of a drop in capital investment, which reflected rapidly deteriorating conditions in IT-related industries such as semiconductors and electronic components. The introduction of new products such as an LED back light for mobile terminals was unable to revive sales. Sales to the office automation industry also showed a steep decline due to factors such as accelerating overseas production by customers and the trend toward digitalization.

Outside Japan, in North America, sales to the manufacturing, electrical appliance and communications industries were down substantially. In Europe, market conditions were severe, especially for communication devices. In Asia, the ripple effects of the U.S. economic downturn resulted in a continuation of challenging market conditions, with sales to electrical appliance manufacturers particularly impacted. In China, sales were comparatively healthy, centered on electrical appliances. However, price pressures due to competition from local manufacturers and lower sales in the communications sector led to an overall decrease in sales.

In the automotive electronic component sector, a difficult environment that included industry restructuring, coupled with concerns about a downturn in automobile sales following the September terrorist attacks, resulted in challenging market conditions. However, the decline in sales was less than anticipated due to the success of zero-interest-rate financing and other factors.

ECB plans to grow its overseas business by expanding its overseas sales network and will also expand production at the new factory in Shenzen, China. Other activities will include strengthening business portfolio management, increasing investment of management resources in growth fields and developing new products by utilizing its own strengths while also considering alliances with other companies.

This laser radar sensor for automobiles measures the speed and distance of the vehicle ahead, which are essential data for adaptive cruise control (ACC). Detection sensitivity is extremely high, with significantly improved detection capability for dirty vehicles or during inclement weather.





Made using high-precision processing, the XF2N FPC connector has an exceptionally low profile (height: 0.9mm) and a narrow pitch of 0.3mm. It is used in IT mobile devices and AV equipment.

The G6M is a super-slim C&C relay that can be precisely mounted in industrial controllers. It is the first in the world to utilize fine mechanical technology.


G6M-1A
24VDC
CHINA
G6M-1A
24VDC
CHINA



The B-MLA, an LED back light developed with a unique design theory and MLA technology for high efficiency and brightness, is contributing to new advances in cellular phones.




Net Sales
(Billions of Yen)
150
120
90
60
30
0
2001
2002

Social Systems Business Company



Face Key is a face ID access control system that employs biometrics technology.

BTA-Twin is the world's first Bluetooth™ communication device with omnidirectional and directional antennas in a single unit.

Despite a rebound in overseas sales, the Social Systems Business Company (SSB) posted net sales of ¥124.6 billion, a year-on-year decrease of 12.2 percent, due to factors including the domestic recession and a dropoff in demand in the public transportation systems sector following large-scale orders in the previous fiscal year.

In the electronic fund transfer systems sector, the business environment was extremely challenging due to reduced capital investment among customers, increasing competition, and the absence of demand for machines to handle the new ¥2,000 note and the redesigned ¥500 coin, which boosted sales in the prior fiscal year. However, vigorous marketing of ATMs for convenience stores and new types of ATMs and automated loan application machines for the consumer loan business enabled us to maintain sales close to the previous year's level.

In the public transportation systems sector, we worked to expand sales by introducing new automated ticket vending machines and automated ticket gates, but overall demand was down in reaction to the introduction of PassNet, a card system for multiple train lines, which fueled demand in the prior year. Shipments of equipment to the Japan Railways Group also declined. As a result, net sales in this sector fell sharply.

In the public works market of the traffic control and road information systems sector, sales declined sharply, as budgetary constraints by local governments severely impacted their capital investment.

We plan to redefine SSB into three businesses: the module business, which manufactures and markets core modules; the solutions business, which provides equipment and system solutions; and the service business, which provides support services such as maintenance as well as infrastructure services in future growth areas. It will also be restructured into two companies, each of which will have self-contained operations.



The V7 is an automated ticket vending machine featuring a universal design.





Net Sales
(Billions of Yen)
50
40
30
20
10
0
2001
2002

Healthcare Company

Healthcare Company (HCB) sales increased 3.3 percent year-on-year to ¥40.6 billion, as firm demand overseas offset soft consumer spending in Japan.

In the domestic market, market conditions continued to be challenging due to changes in consumption patterns and the distribution industry. Omron launched several new products, including the first thermometer in Japan that measures body temperature from the underarm in five seconds, a nebulizer that uses innovative technology, and a weight scale with a body fat measurement monitor. Sales were negatively impacted, however, by weak consumer spending and deflationary conditions. In the healthcare services sector, Omron worked to build a new business model centered on the *Kenko Tatsujin* (Health Master) series.

Outside Japan, steady consumption in North America underpinned results, as did successful sales policies tailored to large customers. Results were also firm in Europe, due to efforts to minimize the effects of a short-term drop in prices and cooperation with a major distributor in Germany. Conditions were difficult in Asia as the downturn in the information technology industry adversely impacted consumer spending. Results were solid in China, as consumption increased strongly and the current stage of inventory adjustments at distributors was completed.

HCB is raising cost competitiveness on a global basis and applying its development strengths in overseas markets. The Company's new business model that integrates hardware and service operations is expected to support strong gains in sales.



36.8

Digital thermometer Ken-on-kun MC-610 is the first thermometer in Japan able to measure body temperature from the underarm in an average of five seconds.





118
78

Digital blood pressure monitor HEM-637 is the first wrist-type automatic blood pressure monitor in Japan that allows users to view readings obtained over a week in graph form.



omron

Employing a new nebulizing method, the portable, battery-operated Mesh Nebulizer NE-U22 is the smallest and lightest in the world.





Net Sales
(Billions of Yen)
60
50
40
30
20
10
0
2001
2002

Others



The Tank Watcher TW3100 is used in clients' inventory control systems.

Other businesses posted net sales of ¥53.5 billion, a decrease of 4.2 percent.

Sales of the Creative Service Company decreased, reflecting the challenging market environment of the business fields to which it provides consulting and outsourcing services. Orders for consulting on reform of administrative divisions increased strongly, reflecting the growing number of companies implementing structural reforms.

Sales of the Business Development Group remained essentially unchanged from the previous fiscal year. Store sales of ADSL communications equipment, a PC peripheral, fell short of projections. Despite the entry of new competitors, sales of commercial game machines expanded due to an increase in the number of installed units. We also began sales in the "machine-to-machine" business, with products including a tank monitoring system and a vehicle anti-theft system.

Sales of subsidiary Omron Alphatech Corporation fell sharply due to the effect of restrained investment. Subsidiary Sanno Consulting Corporation posted solid sales, led by consulting to financial institutions for construction of call centers.

We will continue seeking ways to develop and cultivate new businesses in line with the strategies of the Omron Group, while strengthening and assessing businesses that can not be included in any of the core Omron companies.



The Shiny Shot photo-sticker machine

Omron Corporate Citizenship Activities

Omron revolutionized corporate Japan in 1956 when the company adopted a corporate philosophy emphasizing a commitment to fulfilling public responsibilities. Since that time, Omron has worked to contribute to society through its operations as well as its corporate citizenship activities.

EXAMPLES OF OMRON'S CORPORATE CITIZENSHIP ACTIVITIES

Omron's corporate citizenship activities revolve around four main areas: science & technology, social welfare, arts & culture, and the global environment.

1. Science & Technology

Striving to create greater harmony between people and machines

To help create a society in which people and machines can co-exist in harmony, Omron provides assistance to researchers involved in the development of advanced technologies and helps to publicize their findings. Through the Tateisi Science and Technology Foundation, Omron supports joint research and technological exchange not only in Japan but all over the world.

In addition, Omron is using its sensing and control technology to contribute to causes around the world such as landmine removal.



1. Omron has joined the non-profit organization Japan Alliance for Humanitarian Demining Support, and played a major role in the development of the Mine Eye, an innovative landmine detector that uses electromagnetic waves to detect both metal and non-metal mines.

2. Social Welfare

Creating employment opportunities for the disabled

Omron is dedicated to helping physically challenged individuals find employment opportunities and achieve independence. In 1972, Omron established Omron Taiyo Co., Ltd. in Beppu, Oita Prefecture – the first factory in Japan run by physically challenged people. A similar factory, Omron Kyoto Taiyo Co., Ltd., was built in Kyoto in 1985. In addition, Omron sponsors events such as wheelchair marathon races, art festivals and other events for disabled people.



2. Every year, approximately 50 Omron employees participate as volunteers at the Oita International Wheelchair Marathon, helping to set up for the closing ceremony and passing out beverages to athletes after the race.

3. Arts & Culture

Enriching society by developing arts and culture

Omron believes strongly in the importance of culture and the arts, demonstrating its support by co-sponsoring the Omron Kyoto Cultural Forum and organizing concerts and exhibitions of traditional performing arts.



3. Omron donated a pipe organ to the Kyoto Concert Hall, which was completed in the fall of 1995. The company also co-sponsors concerts to give residents the opportunity to enjoy pipe organ music.

4. Global Environment

Becoming one of the most environmentally conscious companies of the 21st century

Omron's environmental objectives include not only meeting the criteria for ISO 14001 certification, but also minimizing the environmental impact of its operations by developing environmentally friendly products utilizing the company's sensing and control technology, conserving energy and resources, and reducing industrial waste. In addition, as a responsible corporate citizen, Omron is involved in community service activities such as clean-ups, area beautification projects and planting trees. Omron's long-term, sustainable approach towards both domestic and international environmental issues is preparing us for the emerging "Optimization Society."



4. Omron supports conservation activities such as the participation of Japanese mountaineer Ken Noguchi in the Qomolangma Cleanup Expedition and the Mt. Fuji Cleanup Expedition.

Environmental Activities

Using its sensing and control technologies, Omron contributes to environmental protection through development of products and systems that reduce environmental impact. Major environmental activities during the year ended March 31, 2002 were as follows:

	THEME	RESULTS OF ACTIVITIES
Eco-Consciousness	Environmental education	• Conducted environmental education for new employees and internal auditor training (total of 4 times)
	Promotion of environmental awareness	• Held Environmental Conservation Month Seminar • Established and presented Eco Grand Prix Award to one winner in each category of Eco-Products and Environmental Contributions • Invited and awarded employee suggestions (1,434 entries during Environmental Conservation Month in June 2001) • Published first Home-use Environmental Accounting Books, distributed to all Omron Corporation employees
Eco-Management	Environmental accounting system	• Implemented at 15 manufacturing sites
	Pollution control/ Environmental risk management	• No cases of law infringement in year ended March 2002
	ISO 14001 certification	• Omron Kyoto-Ekimae office received ISO 14001 certification in March 2002; all 43 domestic and overseas production facilities, offices and research laboratories now certified.
Eco-Products	LCA* system	• Implemented LCA system for 7 products
	Development and marketing of eco-products	• Created 18 eco-products
	Creation of products with less or no hazardous chemical substances	• Conducted technological evaluation of 42 lead-free products
	Promotion of green procurement	• Preliminary evaluations of suppliers were carried out based on green procurement standards. Evaluations have been completed for 543 suppliers.
	Chemical substance control system	• Completed development of chemical substance control system
Eco-Factories/ Laboratories/ Offices	Promotion of CO_2 emissions reduction	• Reduced CO_2 emissions from energy usage to 11,747 tons-C, a 9.5% reduction from fiscal 1995.
	Promotion of waste recycling	• Waste recycling rate 92.0%, final disposal rate 4.9% • OMRON Iida Co., Ltd. achieved zero emissions
	Promotion of green procurement (indirect materials)	• 74% green product purchase rate** at offices & laboratories • Implemented green product purchase registration in Strategic Linkage for Intelligent Procurement Management (SLIM) system
Eco-Logistics	CO_2 emission reduction/resource conservation for logistics operations	• Reduced number of trucks through distribution reforms; reduction of two 10-ton trucks, replaced one truck with 5-ton railroad container
Eco-Communication	Promotion of environmental communication	• Published environmental report (in Japanese and English) • Environmental report and site report included on Omron Web site • Site report published for Ayabe Office • Participated in external environmental exhibitions in Shiga, Tokyo, Fukuoka, Kyoto and other cities • Conducted environmental education programs for teachers and businesses • Carried out Omron Day activities at all sites. Performed volunteer forest preservation activities at Kyoto Office

* LCA: Life Cycle Assessment. A methodology for identifying and quantifying resource/energy requirements and emissions for a product's entire lifespan (from materials procurement to manufacture, distribution, usage, recycling and disposal) while objectively and quantitatively evaluating its impact on the environment

** Green product purchase rate: Purchase price of green procurement items/purchase price of stationery and office supplies X 100

TOPICS

REDUCTION OF ENVIRONMENTAL IMPACT

Reduction of CO_2 Emissions

Omron's goal is to reduce carbon dioxide emissions 11 percent by 2010, compared with levels in the year ended March 1996. The company also sets CO_2 emission targets for each fiscal year.

In the year ended March 2002, the target for the total volume of CO_2 emissions was 12,430 ton-C, a 4.3 percent reduction compared with the year ended March 1996. The actual result was 11,747 ton-C, a 9.5 percent reduction. However, CO_2 emissions per unit of production increased by 10 percent from the previous fiscal year due to lower business volume.

Wastes and Recycling

In the year ended March 2002, Omron's targets were a recycling rate of 87.5 percent and a final disposal rate of 9.5 percent. Actual results were a recycling rate of 92.0 percent and a final disposal rate of 4.9 percent, surpassing the original targets for the year ending March 2006. Total emission volume was 4,015 tons, a 22 percent decrease from the previous fiscal year. In addition, OMRON Iida Co., Ltd. became the second site, after the Mishima Office, to achieve zero emissions. Nine domestic manufacturing sites are expected to achieve zero emissions by the end of the current fiscal year.

REDUCTION OF HAZARDOUS CHEMICAL SUBSTANCES

Construction of Database for Regulated Chemical Substances

To reduce hazardous chemical substances contained in products, Omron constructed a system for gauging the chemical substances in purchased components, materials and other items.

Lead-Free Technology

Centered on lead-free technology projects, we have achieved progress in establishing construction and mass-production technologies for lead-free soldering and plating, standardizing reliability assessments and optimizing our production network. In the year ended March 2002, results proving the validity of lead-free soldering and plating technologies were confirmed for 42 products.

INTRODUCTION OF AN ENVIRONMENTAL ACCOUNTING SYSTEM

An environmental accounting system is a tool that is intended to monitor and survey the costs (investments and expenses) associated with environmental activities and resulting benefits. It serves as an important tool to support management decision-making in the disclosure of environmental information. Environmental accounting was implemented in the Industrial Automation Company in the previous fiscal year, and was extended to all internal business companies in the year ended March 2002.

Evaluation of Environmental Indicators:

- Return on Investment: 14% (Financial gain/ Environmental costs)
- Percentage of Eco-Product Sales: 17% (Eco-Product sales/Total new product sales)***

*** New products are newly developed or designed products that have gone on sale within the last three years.

CREATION OF ECO-PRODUCTS

Omron has been promoting the creation of eco-products since it established the ISO 14021-based "Eco-Product Approval System" in 1998. In the year ended March 2002, 18 products were approved, bringing the total to 72 products since 1998.

GREEN PROCUREMENT

Purchasing Green Parts and Materials

Using Omron's green procurement standards, we conducted preliminary evaluations of 543 suppliers. From April 2003, we plan to give purchasing preference to suppliers rated high in terms of environmental conservation effort, in addition to such conventional criteria as quality, price and delivery schedule.

Purchasing Green Indirect Materials

In addition to the procurement of green parts and materials for use in products, Omron is promoting the purchase of green indirect materials such as office supplies, PCs and copy paper. The green product purchase rate** for 10 offices and laboratories reached 74 percent on a value basis.

Environmental Performance

To reduce the environmental impact of its corporate activities, Omron is committed to eco-friendly product development, energy and resource conservation, reduction of waste, and recycling.


Evaluating environmental impact of a product during the design stage.
Product Assessment
Recycling
Procurement
Recycling of ATMs and other products.
Purchasing green parts/materials from environmentally conscious suppliers.
Products
Technologies
Marketing & Usage
Manufacturing
Encouraging the sale and use of Eco-Products.
Distribution
Promoting energy and resource conservation along with reduction of waste and chemical emissions.
Enhancing logistic efficiency. Improving packaging materials and containers.
Eco-Management
Implementing ecologically conscious management practices through environmental commitment in the corporate management system.

Board of Directors, Corporate Auditors and Executive Officers



Left to right: Tadao Tateisi, Akio Imaizumi, Norio Hirai, Nobuo Tateisi, Yoshio Tateisi, Tatsuro Ichihara, Shozo Hashimoto

Board of Directors

Chairman and Representative Director

Nobuo Tateisi

Representative Director and Chief Executive Officer

Yoshio Tateisi

Vice President and Directors

Norio Hirai
Tatsuro Ichihara

Senior Managing Directors

Akio Imaizumi
Tadao Tateisi

Director (Non-executive)

Shozo Hashimoto

Corporate Auditors

Tsutomu Ozako
Motoki Tamura
Yoshio Nakano
Hidero Chimori

Executive Vice Presidents

Soichi Koshio
Hideki Masuda

Senior Managing Officers

Yoshifumi Kajiya
Shingo Akechi
Hisao Sakuta
Fujio Tokita
Keiichiro Akahoshi
Akihiko Otani

Managing Officers

Minoru Tamura
Tsukasa Yamashita
Yutaka Takigawa
Fumio Tateisi
Shinya Tozawa
Kazuo Nomura
Yasuhira Minagawa
Kuniyasu Kihira
Toshio Ochiai
Soichi Yukawa
Hiroki Toyama
Kojiro Tobita
Hideo Kawanaka
Tadahiko Otsuka
Yoshio Kushihashi
Susumu Yoshida
Keizo Kadono
Hiroyuki Nishimura
Kuninori Hamaguchi

(As of June 25, 2002)


Contents

Six-year Summary

Omron Corporation and Subsidiaries
Years ended March 31

	Millions of yen (except per share data)					
	2002	2001	2000	1999	1998	1997
Net Sales (Notes 2 and 3):						
Industrial Automation	**¥186,984**	¥227,691	¥215,087	¥245,785	¥ —	¥ —
Electronic Components	**128,193**	129,444	109,661	56,673	—	—
Social Systems Business	**124,627**	141,928	128,534	135,872	138,203	145,172
Healthcare	**40,617**	39,327	42,640	43,729	40,793	36,388
Open Systems	**—**	—	—	—	50,131	50,187
Control Components and Systems	**—**	—	—	—	313,642	291,277
Specialty Products	**—**	—	—	—	47,263	46,533
Others	**53,543**	55,869	59,436	73,221	21,763	24,704
	533,964	594,259	555,358	555,280	611,795	594,261
Costs and Expenses:						
Cost of sales	**353,429**	376,194	358,911	364,314	387,445	388,005
Selling, general and administrative expenses	**134,907**	131,203	133,662	136,734	138,404	130,163
Research and development expenses	**41,407**	42,513	36,605	42,383	39,914	35,188
Interest expenses, net	**223**	111	750	862	682	1,591
Foreign exchange loss, net	**1,506**	1,389	2,841	2,766	4,419	860
Other expenses (income), net	**27,865**	2,812	1,553	(28)	(1,312)	(794)
	559,337	554,222	534,322	547,031	569,552	555,013
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**(25,373)**	40,037	21,036	8,249	42,243	39,248
Income Taxes	**(9,348)**	17,318	9,048	6,044	23,371	22,952
Minority Interests	**132**	422	427	31	168	557
Income (Loss) before Cumulative Effect of Accounting Change	**(16,157)**	22,297	11,561	2,174	18,704	15,739
Net Income (Loss)	**(15,773)**	22,297	11,561	2,174	18,704	15,739
Per Share Data (yen):						
Income (Loss) before Cumulative Effect of Accounting Change						
Basic	**¥ (65.0)**	¥ 87.4	¥ 45.0	¥ 8.3	¥ 71.4	¥ 60.1
Diluted	**(65.0)**	85.3	44.5	8.3	69.8	58.8
Net Income (Loss)						
Basic	**(63.5)**	87.4	45.0	8.3	71.4	60.1
Diluted	**(63.5)**	85.3	44.5	8.3	69.8	58.8
Cash Dividends (Note 1)	**13.0**	13.0	13.0	13.0	13.0	13.0
Capital Expenditures (cash basis)	**¥ 38,896**	¥ 37,583	¥ 31,146	¥ 36,696	¥ 35,896	¥ 29,956
Total Assets	**549,366**	593,144	579,489	580,586	593,129	610,930
Total Shareholders' Equity	**298,234**	325,958	336,062	321,258	343,066	333,102
Value indicators:						
Gross profit margin (%)	**33.8**	36.7	35.4	34.4	36.7	34.7
Income (loss) before tax/Net sales (%)	**(4.8)**	6.7	3.8	1.5	6.9	6.6
Return on sales (%)	**(3.0)**	3.8	2.1	0.4	3.1	2.6
Return on assets (%)	**(4.4)**	6.8	3.6	1.4	7.0	6.4
Return on equity (%)	**(5.1)**	6.7	3.5	0.7	5.5	4.8
Inventory turnover (times)	**4.25**	4.44	4.56	4.18	4.28	4.66
Price/earning ratio (times)	**—**	23.6	64.9	175.0	28.3	36.6
Assets turnover (times)	**0.93**	1.01	0.96	0.95	1.02	0.97
Debt/equity ratio (times)	**0.842**	0.820	0.724	0.807	0.729	0.834
Interest coverage ratio (times)	**4.36**	26.83	14.64	5.56	20.05	12.27

Notes: 1. Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.
2. Certain reclassifications have been made to the net sales amounts previously reported for 2001 in order for them to conform to 2002 categories. The amounts previously reported for 2001 were: Industrial Automation, ¥239,225 million; Electronic Components, ¥117,910 million. These same reclassifications could not be made to net sales amounts previously reported for 2000 and 1999 because the necessary data is not readily available.
3. Categories within net sales for 1998 and earlier reflect the categories at that time, which cannot be restated to conform to present categories following reorganization.

Management's Discussion and Analysis

Financial Strategy

The financial policies aimed at strengthening the earnings base of Omron Corporation and the Omron Group of companies include improving asset efficiency, disciplined liquidity management and efforts to raise competitiveness. In addition, Omron invests capital according to specific plans and keeps capital expenditures within the scope of cash flow, while focusing on high-profit businesses to increase corporate value.

General Overview

During the fiscal year ended March 31, 2002, continued weakness in consumer spending and falling exports and production output contributed to a large decline in corporate earnings in Japan, prompting companies to sharply curtail capital investment, particularly in the semiconductor and information technology (IT) industries. The U.S. economy experienced a significant downturn due to the slump in IT industries, and recovery was delayed by the September 11 terrorist attacks. The impact of this downturn was reflected in the economies of Asia and Europe, where growth remained weak.

In the markets where Omron conducts business, restrained capital investment in the semiconductor and IT-related industries and deteriorating results in the electrical machinery and electronics industries led to lower demand for control system equipment. As a result, sales of Omron's core Industrial Automation Company and Electronic Components Company declined substantially. Restrained investment by domestic financial institutions and railway companies had a substantial negative impact on the Social Systems Business Company. Weak domestic consumer spending limited the Healthcare Company to a small increase in sales.

As a result of these factors, consolidated net sales decreased 10.1 percent compared with the previous fiscal year to ¥534.0 billion. Reflecting the decline in net sales, operating income, although remaining in the black, declined 90.5 percent year-on-year to ¥4.2 billion. Omron posted losses on impairment of nonperforming assets in connection with business restructuring, and on impairment of securities. As a result, the Company recorded a net loss before income taxes, minority interests and cumulative effect of accounting change of ¥25.4 billion and a net loss of ¥15.8 billion.

Sales

Consolidated net sales decreased 10.1 percent year-on-year to ¥534.0 billion. A major factor behind the sales decline was restrained capital investment in the semiconductor and IT industries and lower earnings in the electrical machinery and electronics industries, which led to weaker demand for control components. Sales decreased both in Japan and overseas.

Cost of Sales, SGA Expenses and Income

Cost of sales decreased ¥22.8 billion, or 6.1 percent, to ¥353.4 billion, reflecting the decline in net sales. As a result, gross profit was ¥180.5 billion, a year-on-year decrease of 17.2 percent. The gross profit margin was 33.8 percent, compared to 36.7 percent in the previous fiscal year. Selling, general and administrative (SGA) expenses increased 2.8 percent to ¥134.9 billion, and increased to 25.3 percent of net sales, compared to 22.1 percent in the previous fiscal year. Research and development expenses decreased 2.6 percent to ¥41.4 billion, representing 7.7 percent of net sales, up from 7.1 percent in the previous fiscal year. R&D is essential to the Company's future growth, and Omron's policy is to maintain R&D expenses close to 7 percent of net sales each year.



Gross Profit Margin (%)
36.7
34.4
35.4
36.7
33.8
1998 1999 2000 2001 2002
SGA Expenses/Net Sales
R&D Expenses/Net Sales (%)
SGA Expenses/Net Sales (excluding R&D Expenses)
R&D Expenses/Net Sales
22.6
24.6
24.1
22.1
25.3
6.5
7.6
6.6
7.1
7.7
1998 1999 2000 2001 2002

Costs, Expenses and Income as Percentages of Net Sales

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.2	63.3	64.6
Gross profit	33.8	36.7	35.4
Selling, general and administrative expenses	25.3	22.1	24.1
Research and development expenses	7.7	7.1	6.6
Interest expenses, net	0.0	0.0	0.1
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	(4.8)	6.7	3.8
Income taxes	(1.8)	2.9	1.6
Income (loss) before cumulative effect of accounting change	(3.0)	3.8	2.1
Cumulative effect of accounting change	0.0	—	—
Net income (loss)	(3.0)	3.8	2.1

Other expenses, net, amounted to ¥27.9 billion. The primary component of this total was a ¥17.2 billion loss on impairment of investment securities and other assets. As a result, loss before income taxes, minority interests and cumulative effect of accounting change was ¥25.4 billion, compared with income of ¥40.0 billion in the previous fiscal year. However, a deferred income tax benefit of ¥17.7 billion led to a net loss of ¥15.8 billion. The basic net loss per share was ¥63.5, compared to net income per share of ¥87.4 in the previous fiscal year.


Income (Loss) Before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change/Net Sales and Net Income (Loss)/Net Sales (%)
○ Income (Loss) Before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change/Net Sales
○ Net Income (Loss)/Net Sales
6.9
3.1
1.5
0.4
3.8
2.1
6.7
3.8
-3.0
-4.8
1998
1999
2000
2001
2002


Interest Expenses and Interest Coverage (Millions of Yen/Times)
Interest Expenses
○ Interest Coverage
2,412
2,518
1,897
1,731
1,291
20.05
5.56
14.64
26.83
4.35
1998
1999
2000
2001
2002


Earnings per Share and Price/Earning Ratio (Yen/Times)
Earnings per Share
○ Price/Earning Ratio*
69.8
8.3
44.5
85.3
-63.5
175.0
64.9
28.3
23.6
1998
1999
2000
2001
2002


Net Income (Loss) per Employee (Millions of Yen)
0.8
0.1
0.5
0.9
-0.6
1998
1999
2000
2001
2002

* Not calculated in 2002 due to net loss

Review of Operations by Company

Due to divisional restructuring in the year ended March 31, 2002, prior-year net sales of internal business companies have been restated in order to show a more realistic comparison.

Composition of Net Sales

	2002	2001	2000
Industrial Automation	35.0%	38.3%	38.7%
Electronic Components	24.0	21.8	19.8
Social Systems Business	23.4	23.9	23.1
Healthcare	7.6	6.6	7.7
Others	10.0	9.4	10.7

Note: The composition of net sales is based on the classifications reported in the Six-year Summary.

Industrial Automation Company

Net sales for the Industrial Automation Company, excluding intercompany transactions, declined 17.9 percent year-on-year to ¥187.0 billion, and accounted for 35.0 percent of total net sales. In Japan, the decrease in sales was mainly attributable to a sharp decline in private-sector capital investment, especially in the semiconductor and IT-related industries, which resulted in lower demand for Omron's control components and systems. Outside Japan, sales declined because of reduced capital investment among customer industries in North America and a large drop in sales in Asia due to worsening conditions in the IT industry. However, sales increased in Europe, due in part to the favorable effect of exchange rate changes, and in China, boosted by Omron's efforts to strengthen its sales capabilities and investment in business infrastructure.

Electronic Components Company

Net sales for the Electronic Components Company, excluding intercompany transactions, declined 1.0 percent year-on-year to ¥128.2 billion, and accounted for 24.0 percent of net sales. In Japan, deterioration in IT industries resulted in lower demand for Omron's consumer and commerce (C&C) components. This decline was partially offset by growth in sales of amusement components and automotive electronic components. In North America, the economic slowdown and the effects from the September 11 terrorist attacks resulted in a large decline in sales to manufacturers as well as the electrical appliance and telecommunications industries. In Southeast Asia, the impact from the slowdown in the U.S. economy, intensifying price competition with manufacturers in China and lower sales to the telecommunications industry resulted in an overall decline in sales.

Social Systems Business Company

Net sales for the Social Systems Business Company, excluding intercompany transactions, declined 12.2 percent year-on-year to ¥124.6 billion, and accounted for 23.4 percent of net sales. In the electronic fund transfer systems sector, the absence of special demand for equipment to handle a new currency note and coin, which contributed to sales in the previous fiscal year, resulted in a decrease in equipment investment among customers, particularly financial institutions. The bankruptcies of major retailers also contributed to a challenging business environment. However, Omron maintained stable sales by meeting current market needs such as ATMs for convenience stores and conducting aggressive marketing for new types of ATMs, automated loan application machines and other products. In the public transportation systems sector, sales of equipment to railway companies declined substantially, reflecting the large-scale demand in the previous year due to implementation of the PassNet System in the Kanto region. Sales in the traffic control and road information systems business decreased because of budget tightening by local governments.

Healthcare Company

Net sales for the Healthcare Company, excluding intercompany transactions, increased 3.3 percent year-on-year to ¥40.6 billion, and accounted for 7.6 percent of net sales. In Japan, Omron strengthened sales expansion efforts and introduced innovative new products. However, weak consumer spending and a deflationary trend resulted in a decrease in domestic sales. Overseas, the depreciation of the yen had a positive effect, and sales were generally solid in Europe, North America and Asia. In the healthcare services sector, a new business, Omron worked to create a new business model centered around the *Kenko Tatsujin* series.

Others

Net sales of other divisions decreased 4.2 percent year-on-year to ¥53.5 billion, and accounted for 10.0 percent of total net sales. Demand for the consulting and outsourcing businesses of the Creative Service Company benefited from structural reforms by corporations.

Sales of photo-sticker machines increased substantially, while demand in the automated answering system business expanded in areas such as call centers for financial institutions. However, sales of PC peripheral equipment declined due to the market slump and falling prices, as well as lower-than-expected store sales of ADSL modems.

Increase (Decrease) in Sales of Internal Business Companies

	2002	2001	2000
Industrial Automation	**(17.9)%**	11.2%	(0.9)%
Electronic Components	**(1.0)**	7.5	20.6
Social Systems Business	**(12.2)**	10.4	(5.4)
Healthcare	**3.3**	(7.8)	(2.5)
Others	**(4.2)**	(6.0)	(1.3)

Note: The increase or decrease in sales for 2000 and 2001 is based on the amounts previously reported for the respective years, prior to the reclassifications made in the following year.

Review of Operations by Region

Japan

Japanese companies substantially reduced capital expenditures following rapidly declining profits due to slow growth in production and exports and weak personal consumption. Added to an increasingly difficult employment situation, Japan's economy remained mired in recession.

In the markets where Omron conducts business, demand for the Company's products fell significantly, due to restrained capital expenditures in the semiconductor and IT-related industries, lower profits in the electrical machinery and electronics industries and reduced spending by domestic financial institutions and railway companies. Sales of the Industrial Automation Company, the Electronic Components Company and the Social Systems Business Company decreased substantially. The weak personal consumption also negatively impacted sales of the Healthcare Company. Total sales to external customers decreased 15.6 percent year-on-year to ¥357.9 billion.

North America

The economy of the United States, which had been a driver of global economic growth until the previous fiscal year, slowed considerably due to the slump in IT-related industries. The terrorist attacks on September 11 served to further delay economic recovery.

Amid these conditions, sales of the Industrial Automation Company were sluggish, although the Electronic Components Company and the Healthcare Company both posted relatively strong growth. As a result, factoring in the positive effect of the weaker yen against the U.S. dollar, sales to external customers increased 1.8 percent year-on-year to ¥65.6 billion.

Europe

The economies of Europe were weak throughout the year, affected by the slowdown in the United States. However, the Industrial Automation Company, the Electronic Components Company and the Healthcare Company all posted solid results. Total sales to external customers increased 7.0 percent year-on-year to ¥65.3 billion.

Asia and Other

A ripple effect from the slowdown in the U.S. affected most Asian economies, particularly in Southeast Asia, although the Chinese economy continued to grow. In South Korea and Southeast Asia, the slump in IT-related markets affected the Industrial Automation Company, although the Electronic Components Company and the Healthcare Company both performed well. In China, sales of the Industrial Automation Company and the Electronic Components Company were solid, while high growth in personal consumption supported strong growth in Healthcare Company sales. As a result, total sales to external customers were ¥45.2 billion, essentially unchanged from the previous fiscal year.

Sales by Region (%)

	Japan	North America	Europe	Asia and Other
1998	72.0	10.0	12.1	5.9
1999	69.8	10.5	13.9	5.8
2000	71.6	10.7	11.0	6.7
2001	71.3	10.8	10.3	7.6
2002	67.0	12.3	12.2	8.5

Assets, Liabilities and Shareholders' Equity

As of March 31, 2002, total assets were ¥549.4 billion, a decrease of ¥43.8 billion, or 7.4 percent, from March 31, 2001. Current assets decreased ¥51.4 billion, or 15.6 percent, to ¥277.5 billion. This was mainly a result of significant decreases in trade notes and accounts receivable and inventories, which reflected the decline in net sales and orders received. Trade notes and accounts receivable decreased 14.1 percent to ¥114.9 billion. Inventories decreased 18.5 percent to ¥74.6 billion. In addition, cash and cash equivalents decreased 17.3 percent to ¥70.8 billion.

Net property, plant and equipment decreased ¥6.8 billion, or 4.3 percent, to ¥152.3 billion. Investments and other assets increased ¥14.4 billion, or 13.7 percent, to ¥119.6 billion, as deferred income taxes increased ¥25.9 billion to ¥43.9 billion.

The total of current liabilities, long-term liabilities and minority interests in subsidiaries decreased ¥16.1 billion, or 6.0 percent, to ¥251.1 billion. Current liabilities decreased ¥53.9 billion, or 29.4 percent, to ¥129.4 billion, due to decreases in trade notes and accounts payable, income taxes payable and the current portion of long-term debt. Bank loans increased ¥5.8 billion to ¥14.7 billion. Working capital at the balance sheet date increased ¥2.6 billion to ¥148.1 billion, and the current ratio was 214 percent, compared to 179 percent a year earlier. Long-term debt increased ¥10.8 billion, or 33.9 percent, to ¥42.8 billion, due to new long-term bank loans. As a result, interest-bearing liabilities, defined as the sum of bank loans, the current portion of long-term debt and long-term debt, decreased ¥8.5 billion, or 12.6 percent, to ¥58.7 billion.

Shareholders' equity decreased ¥27.7 billion, or 8.5 percent, to ¥298.2 billion, mainly due to lower retained earnings and an increase in accumulated other comprehensive loss, reflecting an increase in the minimum pension liability. The ratio of shareholders' equity to total assets was 54.3 percent, compared to 55.0 percent a year earlier. The debt/equity ratio, defined as total liabilities divided by shareholders' equity, was 0.842 times, compared to 0.820 times a year earlier. Shareholders' equity per share was ¥1,201.23, down from ¥1,311.12 a year earlier. Foreign currency translation adjustment was negative ¥7.4 billion, compared to negative ¥13.7 billion a year earlier, due to the effect of the weakening of the yen. Net unrealized gains on securities and derivative instruments was ¥3.3 billion, compared to ¥3.6 billion a year earlier.


Working Capital and Current Ratio (Millions of Yen/%)
Working Capital
Current Ratio
152,799
164,610
169,797
145,489
148,053
185
204
215
179
214
1998 1999 2000 2001 2002


Inventory Turnover (Times)
4.28
4.18
4.56
4.44
4.25
1998 1999 2000 2001 2002


Return on Tangible Fixed Assets (%)
11.0
1.3
7.2
14.1
-10.1
1998 1999 2000 2001 2002


Return on Shareholders' Equity (%)
5.5
0.7
3.5
6.7
-5.1
1998 1999 2000 2001 2002

Cash Flow

Cash and cash equivalents at March 31, 2002 decreased ¥14.8 billion from a year earlier to ¥70.8 billion. The effect of exchange rate changes increased cash and cash equivalents by ¥3.6 billion.

Net cash provided by operating activities decreased 33.7 percent to ¥33.7 billion, compared to ¥50.8 billion in the previous fiscal year. Although the Company posted a net loss for the year, a large portion of this consisted of losses that do not detract from cash flow, such as a ¥17.2 billion loss on impairment of investment securities and other assets. Decreases in trade notes and receivables and inventories also contributed to cash flow.

Net cash used in investing activities increased 23.9 percent to ¥40.1 billion, compared to ¥32.4 billion in the previous fiscal year. The primary factor in this change was lower proceeds from sales of short-term investments and investment securities. Capital expenditures increased ¥1.3 billion, or 3.5 percent, to ¥38.9 billion, as expenditures for the construction of the new Keihanna R&D Laboratory were offset by restrained investment in other property, plant and equipment.

Net cash used in financing activities decreased 51.0 percent to ¥12.1 billion, absent ¥18.3 billion in share buyback expenditure incurred in the previous fiscal year. Repayments of long-term debt were ¥27.0 billion, while proceeds from issuance of long-term debt totaled ¥13.1 billion.


Return on Assets (%)
7.0
1.4
3.6
6.8
-4.4
1998 1999 2000 2001 2002


Price/Book Value Ratio (Times)
1.54
1.18
2.23
1.62
1.60
1998 1999 2000 2001 2002

Consolidated Balance Sheets

Omron Corporation and Subsidiaries
March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 2)
ASSETS	**2002**	2001	**2002**
Current Assets:			
Cash and cash equivalents	¥ 70,779	¥ 85,621	$ 532,173
Notes and accounts receivable — trade	114,906	133,798	863,955
Allowance for doubtful receivables	(2,755)	(2,194)	(20,714)
Inventories (Note 3)	74,617	91,593	561,030
Deferred income taxes (Note 10)	13,001	12,186	97,752
Other current assets	6,950	7,875	52,255
Total Current Assets	277,498	328,879	2,086,451
Property, Plant and Equipment:			
Land	46,979	50,479	353,226
Buildings	108,547	113,414	816,143
Machinery and equipment	133,672	132,945	1,005,053
Construction in progress	8,642	5,680	64,977
Total	297,840	302,518	2,239,399
Accumulated depreciation	(145,546)	(143,399)	(1,094,331)
Net Property, Plant and Equipment	152,294	159,119	1,145,068
Investments and Other Assets:			
Investments in and advances to associates	785	853	5,902
Investment securities (Note 4)	43,431	57,500	326,549
Leasehold deposits	10,653	11,159	80,098
Deferred income taxes (Note 10)	43,901	17,986	330,082
Other	20,804	17,648	156,421
Total Investments and Other Assets	119,574	105,146	899,052
Total	¥ 549,366	¥ 593,144	$ 4,130,571

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 2)
	2002	2001	2002
Current Liabilities:			
Bank loans (Note 5)	¥ 14,723	¥ 8,916	$ 110,699
Notes and accounts payable — trade	60,000	82,225	451,128
Accrued expenses	22,748	24,484	171,038
Income taxes payable	3,832	14,797	28,812
Other current liabilities (Note 10)	26,950	26,628	202,632
Current portion of long-term debt (Note 5)	1,192	26,340	8,962
Total Current Liabilities	129,445	183,390	973,271
Long-Term Debt (Note 5)	42,796	31,957	321,774
Deferred Income Taxes (Note 10)	436	23	3,278
Termination and Retirement Benefits (Note 7)	75,367	48,929	566,669
Other Long-Term Liabilities	291	370	2,188
Minority Interests in Subsidiaries	2,797	2,517	21,030
Shareholders' Equity (Note 8):			
Common stock, no par value:			
Authorized: 487,000,000 shares			
Issued: 249,109,236 shares	64,082	64,082	481,820
Additional paid-in capital	98,705	98,705	742,143
Legal reserve	7,660	7,652	57,594
Retained earnings	155,069	174,077	1,165,932
Accumulated other comprehensive loss (Note 14)	(25,363)	(17,346)	(190,699)
Treasury stock, at cost — 836,289 shares in 2002 and 498,000 shares in 2001	(1,919)	(1,212)	(14,429)
Total Shareholders' Equity	298,234	325,958	2,242,361
Total	¥549,366	¥593,144	$4,130,571

See notes to consolidated financial statements.

Consolidated Statements of Operations

Omron Corporation and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	2002
Net Sales	**¥533,964**	¥594,259	¥555,358	**$4,014,767**
Costs and Expenses:				
Cost of sales	**353,429**	376,194	358,911	**2,657,361**
Selling, general and administrative expenses	**134,907**	131,203	133,662	**1,014,338**
Research and development expenses	**41,407**	42,513	36,605	**311,331**
Interest expense, net (Note 5)	**223**	111	750	**1,677**
Foreign exchange loss, net	**1,506**	1,389	2,841	**11,323**
Other expenses, net (Note 9)	**27,865**	2,812	1,553	**209,511**
Total	**559,337**	554,222	534,322	**4,205,541**
Income (Loss) before Income Taxes, Minority Interests and Cumulative Effect of Accounting Change	**(25,373)**	40,037	21,036	**(190,774)**
Income Taxes (Note 10)	**(9,348)**	17,318	9,048	**(70,286)**
Income (Loss) before Minority Interests and Cumulative Effect of Accounting Change	**(16,025)**	22,719	11,988	**(120,488)**
Minority Interests	**132**	422	427	**993**
Income (Loss) before Cumulative Effect of Accounting Change	**(16,157)**	22,297	11,561	**(121,481)**
Cumulative Effect of Accounting Change	**384**	—	—	**2,887**
Net Income (Loss)	**¥ (15,773)**	¥ 22,297	¥ 11,561	**$ (118,594)**

	Yen			U.S. dollars (Note 2)
	2002	2001	2000	2002
Per Share Data (Note 12):				
Income (Loss) before Cumulative Effect of Accounting Change				
Basic	**¥(65.0)**	¥87.4	¥45.0	**$(0.49)**
Diluted	**(65.0)**	85.3	44.5	**(0.49)**
Net Income (Loss)				
Basic	**(63.5)**	87.4	45.0	**(0.48)**
Diluted	**(63.5)**	85.3	44.5	**(0.48)**
Cash Dividends	**13.0**	13.0	13.0	**0.10**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Omron Corporation and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	2002
Net Income (Loss)	**¥(15,773)**	¥ 22,297	¥11,561	**$(118,594)**
Other Comprehensive Income (Loss), Net of Tax (Note 14):				
Foreign currency translation adjustments arising during the year	**6,310**	7,286	(9,044)	**47,444**
Minimum pension liability adjustments	**(13,973)**	(7,251)	7,138	**(105,061)**
Unrealized gains (losses) on available-for-sale securities:				
Unrealized holding gains (losses) arising during the year	**(7,570)**	(8,532)	9,050	**(56,918)**
Reclassification adjustment for losses on impairment realized in net income (loss)	**8,030**	391	1,202	**60,376**
Reclassification adjustment for net gains realized in net income (loss)	**(746)**	(2,072)	(1,502)	**(5,609)**
Net unrealized gains (losses)	**(286)**	(10,213)	8,750	**(2,151)**
Net gains (losses) on derivative instruments:				
Net losses on derivative instruments designated as cash flow hedges during the year	**(1,673)**	—	—	**(12,579)**
Reclassification adjustment for net losses realized in net loss	**1,605**	—	—	**12,068**
Net losses	**(68)**	—	—	**(511)**
Other Comprehensive Income (Loss)	**(8,017)**	(10,178)	6,844	**(60,279)**
Comprehensive Income (Loss)	**¥(23,790)**	¥ 12,119	¥18,405	**$(178,873)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Omron Corporation and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

		Millions of yen					
	Number of common shares issued	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 1999	257,107,214	¥64,079	¥98,702	¥6,811	¥166,020	¥(14,012)	¥ (342)
Net income					11,561		
Cash dividends, ¥13 per share					(3,338)		
Transfer to legal reserve				439	(439)		
Other comprehensive income						6,844	
Treasury stock							(288)
Exercise of stock options							19
Conversion of convertible bonds	2,022	3	3				
Balance, March 31, 2000	257,109,236	64,082	98,705	7,250	173,804	(7,168)	(611)
Net income					22,297		
Cash dividends, ¥13 per share					(3,284)		
Transfer to legal reserve				402	(402)		
Other comprehensive loss						(10,178)	
Treasury stock							(749)
Exercise of stock options							148
Share buyback and retirement	(8,000,000)				(18,338)		
Balance, March 31, 2001	249,109,236	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Net loss					(15,773)		
Cash dividends, ¥13 per share					(3,227)		
Transfer to legal reserve				8	(8)		
Other comprehensive loss						(8,017)	
Treasury stock							(725)
Exercise of stock options							18
Balance, March 31, 2002	**249,109,236**	**¥64,082**	**¥98,705**	**¥7,660**	**¥155,069**	**¥(25,363)**	**¥(1,919)**

	Thousands of U.S. dollars (Note 2)					
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2001	$481,820	$742,143	$57,534	$1,308,850	$(130,420)	$ (9,113)
Net loss				(118,594)		
Cash dividends, $0.10 per share				(24,264)		
Transfer to legal reserve			60	(60)		
Other comprehensive loss					(60,279)	
Treasury stock						(5,451)
Exercise of stock options						135
Balance, March 31, 2002	**$481,820**	**$742,143**	**$57,594**	**$1,165,932**	**$(190,699)**	**$(14,429)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Omron Corporation and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2002	2001	2000	**2002**
Operating Activities:				
Net income (loss)	**¥(15,773)**	¥ 22,297	¥ 11,561	**$(118,594)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**33,569**	32,217	31,445	**252,398**
Net loss on sales and disposals of property, plant and equipment	**1,314**	760	412	**9,880**
Loss on impairment of property, plant and equipment	**6,815**	—	—	**51,241**
Net gain on sales of short-term investments and investment securities	**(1,008)**	(3,703)	(2,783)	**(7,579)**
Loss on impairment of investment securities and other assets	**17,199**	2,460	2,072	**129,316**
Bad debt expenses	**520**	3,810	5,638	**3,910**
Termination and retirement benefits	**2,616**	4,990	5,778	**19,669**
Deferred income taxes	**(16,131)**	(5,402)	(5,809)	**(121,286)**
Minority interests	**132**	422	427	**993**
Cumulative effect of accounting change	**(384)**	—	—	**(2,887)**
Changes in assets and liabilities:				
Notes and accounts receivable — trade, net	**19,402**	(5,593)	2,507	**145,880**
Inventories	**17,403**	(13,320)	(534)	**130,850**
Other assets	**2,279**	875	(3,030)	**17,135**
Notes and accounts payable — trade	**(22,291)**	3,620	10,062	**(167,602)**
Income taxes payable	**(10,992)**	3,438	2,633	**(82,647)**
Accrued expenses and other	**(1,082)**	4,140	(585)	**(8,135)**
Other, net	**99**	(215)	132	**744**
Total adjustments	**49,460**	28,499	48,365	**371,880**
Net cash provided by operating activities	**33,687**	50,796	59,926	**253,286**
Investing Activities:				
Proceeds from sales or maturities of short-term investments and investment securities	**3,111**	9,746	32,289	**23,391**
Purchase of short-term investments and investment securities	**(6,181)**	(5,761)	(37,413)	**(46,474)**
Capital expenditures	**(38,896)**	(37,583)	(31,146)	**(292,451)**
Decrease (increase) in leasehold deposits	**506**	(538)	1,456	**3,805**
Proceeds from sales of property, plant and equipment	**1,450**	1,953	1,081	**10,902**
Acquisition of minority interests	**(111)**	(182)	(447)	**(835)**
Net cash used in investing activities	**(40,121)**	(32,365)	(34,180)	**(301,662)**
Financing Activities:				
Net borrowings (repayments) of short-term bank loans	**5,786**	(1,371)	(18,087)	**43,504**
Proceeds from issuance of long-term debt	**13,102**	715	775	**98,511**
Repayments of long-term debt	**(26,970)**	(1,650)	(3,102)	**(202,782)**
Dividends paid	**(3,267)**	(3,337)	(3,371)	**(24,564)**
Share buyback	**—**	(18,338)	—	**—**
Treasury stock	**(725)**	(749)	—	**(5,451)**
Exercise of stock options	**18**	148	—	**135**
Net cash used in financing activities	**(12,056)**	(24,582)	(23,785)	**(90,647)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**3,648**	3,102	(2,191)	**27,429**
Net Decrease in Cash and Cash Equivalents	**(14,842)**	(3,049)	(230)	**(111,594)**
Cash and Cash Equivalents at Beginning of the Year	**85,621**	88,670	88,900	**643,767**
Cash and Cash Equivalents at End of the Year	**¥ 70,779**	¥ 85,621	¥ 88,670	**$ 532,173**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Omron Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations

Omron Corporation (the "Company") is a multinational manufacturer of automation components, equipment and systems with advanced computer, communications and control technologies. The Company conducts business in over 30 countries around the world and strategically manages its worldwide operations through 5 regional management centers, Japan, North America, Europe, Asia-Pacific and China. Products, classified by type and market, are organized into five internal companies and one business development group, as described below.

Industrial Automation manufactures and sells control components and systems including programmable logic controllers, sensors and switches used in automatic systems in industries. In the global market, the company offers many services, such as those involving laborsaving automation, environmental protection, safety improvement, and inspection-automization solutions for highly developed production systems.

Electronic Components manufactures and sells electric and electronic components found in such consumer goods as home appliances and automobiles as well as such business equipment as telephone systems, vending machines, and office equipment.

Social Systems Business encompasses the production and sale of automated teller machines, card authorization terminals and point of sales systems for both domestic and overseas markets. Passing gates and automated ticket machines and electronic panels and terminal displays for traffic information and monitoring purposes are also produced for the domestic market.

Healthcare sells blood pressure monitors, digital thermometers, body-fat monitors, nebulizers and infra-red therapy devices aimed at both the consumer and institutional markets.

Creative Service provides such outsourcing services as distribution, advertising and public relations, personnel, information systems, administration, employee benefit schemes and accounting.

Business Development Group consists of businesses with high growth potential. The group provides the peripheral equipment loaded in office automation equipment, card readers, modems, terminal adapters, scanners and uninterrupted power supplies.

Basis of Financial Statements

The accompanying consolidated financial statements, stated in Japanese yen, include certain adjustments, not recorded on the books of account, to present these statements in accordance with accounting principles generally accepted in the United States of America, except for the omission of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Certain reclassifications have been made to amounts previously reported in order to conform to 2002 classifications.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries (together the "Companies"). All significant intercompany accounts and transactions have been eliminated. Costs in excess of the fair value of net assets acquired are amortized on a straight-line basis over five years.

The Companies' investments in companies in which ownership is from 20% to 50% (associates) are stated at cost plus equity in undistributed net income or loss.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less, including time deposits, commercial paper, securities purchased with resale agreements and money market instruments.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Short-Term Investments and Investment Securities

The Companies classify all of their marketable debt and equity securities as available-for-sale. Available-for-sale securities are carried at market value with the corresponding recognition of net unrealized holding gains and losses as a separate component of accumulated other comprehensive income, net of related taxes, until recognized. Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income in the period in which the decline is deemed to be other than temporary.

Other investments are stated at the lower of cost or estimated net realizable value. The cost of securities sold is determined on the average cost basis.

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment has been computed principally on a declining balance method based upon the estimated useful lives of the assets. The estimated useful lives primarily range from 3 to 50 years for buildings and from 2 to 15 years for machinery and equipment.

Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Advertising Costs

Advertising costs are charged to earnings as incurred. Advertising expense was ¥7,931 million ($59,632 thousand), ¥8,796 million and ¥8,428 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Termination and Retirement Benefits

Termination and retirement benefits are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provision for termination and retirement benefits includes those for directors and corporate auditors of the Company.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, are recognized to the extent that such benefits are more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivatives

On April 1, 2001 the Companies adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

For foreign exchange forward contracts and foreign currency options, on that date the derivative contract is entered into, the Companies designate the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge or "foreign currency" hedge). The Companies formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Based on the Company policy, all foreign exchange forward contracts and foreign currency options entered into must be highly effective in offsetting changes in cash flows of hedged items.

Changes in fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow or foreign currency hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and No. 138, net of the related income tax effect resulted in a decrease to net loss of approximately ¥384 million ($2,887 thousand).

Prior to the adoption of SFAS No. 133 and No. 138, derivative financial instruments that were designated and effective as hedges of forecasted transactions for which there was no firm commitment were marked to market, and gains and losses on such derivatives were recorded in Foreign exchange loss, as were the offsetting foreign exchange losses and gains on the hedged items. Gains and losses on the derivative financial instruments that were designated and effective as hedges of firm commitments were deferred and recognized in income upon maturity of the hedged transaction. Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from financial assets and liabilities were recognized as a component of the interest income or expense of such related underlying assets or liabilities.

Cash Dividends

Cash dividends are reflected in the consolidated financial statements at proposed amounts in the year to which they are applicable, even though payment is not approved by shareholders until the annual general meeting of shareholders held early in the following fiscal year. Resulting dividends payable are included in Other current liabilities in the consolidated balance sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains and losses on available-for-sale securities and net gains and losses on derivative instruments, and is presented in the consolidated statements of comprehensive income (loss).

Revenue Recognition

The Companies recognize revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met when products are shipped or services are performed.

New Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The statements will change the accounting for business combinations and goodwill in two significant ways. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that statement, which for the Companies, will be April 1, 2002. The Companies expect that the adoption of SFAS No. 142 will not be material.

On August 16, 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. The pronouncement addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Companies are currently reviewing these statements to determine their impact on future financial statements.

2. Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of the readers and have been made at the rate of ¥133 to $1, the approximate free rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3. Inventories

Inventories at March 31 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished products	**¥39,772**	¥52,188	**$299,038**
Work-in-process	**14,923**	15,114	**112,203**
Materials and supplies	**19,922**	24,291	**149,789**
Total	**¥74,617**	¥91,593	**$561,030**

4. Short-Term Investments and Investment Securities

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss), net of tax.

Cost, gross unrealized holding gains and losses and fair value of securities, excluding equity securities with no public market value, by major security type at March 31 were as follows:

	Millions of yen							
	2002				2001			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:								
Debt securities	¥ 33	¥ —	¥ —	¥ 33	¥ 20	¥ —	¥ —	¥ 20
Equity securities	31,185	8,346	(815)	38,716	43,392	15,646	(7,622)	51,416
Total available- for-sale securities	¥31,218	¥8,346	¥(815)	¥38,749	¥43,412	¥15,646	¥(7,622)	¥51,436

	Thousands of U.S. dollars			
	2002			
	Cost (*)	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:				
Debt securities	$ 248	$ —	$ —	$ 248
Equity securities	234,474	62,752	(6,128)	291,098
Total available-for-sale securities	$234,722	$62,752	$(6,128)	$291,346

*Cost represents amortized cost for debt securities and acquisition cost for equity securities.

Losses on impairment of available-for-sale securities recognized to reflect the decline in market value considered to be other than temporary were ¥13,845 million ($104,098 thousand), ¥674 million and ¥2,072 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Net unrealized holding gains on available-for-sale securities, net of related taxes, decreased by ¥286 million ($2,151 thousand) and ¥10,213 million for the years ended March 31, 2002 and 2001, respectively. Debt securities classified as available-for-sale investment securities mature in various amounts through 2004.

Proceeds from sales of available-for-sale securities were ¥2,750 million ($20,677 thousand), ¥9,372 million and ¥31,964 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Gross realized gains on those sales were ¥1,608 million ($12,090 thousand), ¥3,579 million and ¥3,456 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Gross realized losses on those sales were ¥321 million ($2,413 thousand), ¥8 million and ¥867 million for the years ended March 31, 2002, 2001 and 2000, respectively.

5. Bank Loans and Long-Term Debt

The weighted average annual interest rates of short-term bank loans at March 31, 2002 and 2001 were 1.7% and 2.9%, respectively.

Long-term debt at March 31 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unsecured debt:			
Convertible bonds at 1.7%, due in 2004	¥29,735	¥29,735	$223,571
Loans from banks and other financial institutions, generally at 0.5% to 4.2%, due serially through 2005	12,541	26,415	94,293
Other	1,712	2,147	12,872
Total	43,988	58,297	330,736
Less portion due within one year	1,192	26,340	8,962
Long-term debt, less current portion	¥42,796	¥31,957	$321,774

The annual maturities of long-term debt outstanding at March 31, 2002 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 1,192	$ 8,962
2004	12,625	94,925
2005	29,998	225,549
2006	141	1,060
2007	32	240
Total	¥43,988	$330,736

The convertible bonds may be purchased at any time by the Company or its subsidiaries principally at any price in the open market or otherwise, and may be redeemed at the Company's option prior to maturity. The convertible bonds are redeemable, in whole or in part, beginning October 1997 at 106% of face value, decreasing 1% per year. At March 31, 2002 the convertible bonds were redeemable, in whole or in part, at 102%.

The number of contingently issuable shares of common stock related to the convertible bonds as of March 31, 2002 was 10,026,639 shares. The conversion price per share at March 31, 2002 was ¥2,965 ($22.29), subject to anti-dilutive provisions.

As is customary in Japan, additional security must be given if requested by a lending bank, and banks have the right to offset cash deposited with them against any debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Companies have never received any such requests.

As is customary in Japan, the Company and domestic subsidiaries maintain deposit balances with banks with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

Total interest cost incurred and charged to expense for the years ended March 31, 2002, 2001 and 2000 amounted to ¥1,291 million ($9,707 thousand), ¥1,731 million and ¥1,897 million, respectively.

6. Leases

The Companies have operating lease agreements primarily involving offices and equipment for varying periods. Leases that expire generally are expected to be renewed or replaced by other leases. At March 31, 2002, future minimum rental payments applicable to non-cancelable leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 2,635	$ 19,812
2004	2,449	18,413
2005	2,235	16,804
2006	2,093	15,737
2007	2,050	15,414
2008 and thereafter	19,071	143,391
Total	¥30,533	$229,571

Rental expense amounted to ¥11,322 million ($85,128 thousand), ¥11,232 million and ¥11,120 million for the years ended March 31, 2002, 2001 and 2000, respectively.

The Company has a contract with an outside service organization for outsourcing computer services. The contract requires an annual service fee of ¥4,922 million ($37,008 thousand) for the year ending March 31, 2003. The annual service fee will gradually decrease each year during the contract term to ¥4,518 million ($ 33,970 thousand) for 2008. The contract is cancelable subject to a penalty of 15% of aggregate service fees payable for the remaining term of the contract.

7. Termination and Retirement Benefits

The Company and its domestic subsidiaries sponsor termination and retirement benefit plans which cover substantially all domestic employees. Benefits are based on the employee's years of service, with some plans considering compensation and certain other factors. If the termination is involuntary, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Company and its domestic subsidiaries fund a portion of the obligations under these plans. The general funding policy is to contribute amounts computed in accordance with actuarial methods acceptable under Japanese tax law. The Company and substantially all domestic subsidiaries have a contributory termination and retirement plan which is interrelated with the Japanese government social welfare program and consists of a basic portion requiring employee and employer contributions plus an additional portion established by the employers.

Periodic pension benefits required under the basic portion are prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at age 65 and continue until the death of the surviving spouse. Benefits under the additional portion are usually paid in a lump sum at the earlier of termination or retirement although periodic payments are available under certain conditions.

The following table is the reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets at March 31:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥205,907**	¥189,263	**$1,548,173**
Service cost, less employees' contributions	**8,401**	8,846	**63,165**
Interest cost	**6,042**	6,624	**45,429**
Employees' contributions	**1,053**	1,010	**7,917**
Plan amendments	**(4,504)**	—	**(33,865)**
Actuarial losses	**20,138**	4,022	**151,414**
Benefits paid (including benefits paid by the Companies)	**(4,859)**	(3,858)	**(36,534)**
Benefit obligation at end of year	**¥232,178**	¥205,907	**$1,745,699**
Change in plan assets:			
Fair value of plan assets at beginning of year	**121,875**	129,137	**916,353**
Actual return on plan assets	**(7,974)**	(12,879)	**(59,955)**
Employers' contributions	**6,922**	6,528	**52,045**
Employees' contributions	**1,053**	1,010	**7,917**
Benefits paid	**(2,389)**	(1,921)	**(17,962)**
Fair value of plan assets at end of year	**¥119,487**	¥121,875	**$ 898,398**
Funded status	**(112,691)**	(84,032)	**(847,301)**
Unrecognized net actuarial loss	**81,051**	49,639	**609,406**
Unrecognized prior service credit	**(4,204)**	—	**(31,609)**
Unrecognized transition obligation	**538**	808	**4,045**
Net amount recognized	**¥ (35,306)**	¥ (33,585)	**$ (265,459)**
Amounts recognized in the consolidated balance sheets:			
Accrued liability	**¥ (71,899)**	¥ (46,895)	**$ (540,594)**
Intangible assets	**—**	808	**—**
Accumulated other comprehensive loss (gross of tax)	**36,593**	12,502	**275,135**
Net amount recognized	**¥ (35,306)**	¥ (33,585)	**$ (265,459)**
Accumulated benefit obligation at end of year	**¥191,386**	¥168,769	**$1,438,992**

The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum pension liability for each defined benefit plan to the extent that a plan's accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. The net change in the minimum pension liability is reflected as other comprehensive income, net of related tax effect. The unrecognized transition obligation, the unrecognized net actuarial loss and the prior service credit are being amortized over 15 years.

Key assumptions utilized in calculating the actuarial present value of benefit obligations are as follows:

	2002	2001	2000
Discount rate	**2.5%**	3.0%	3.5%
Compensation increase rate	**3.0**	3.0	3.6
Expected long-term rate of return on plan assets	**4.0**	4.0	4.0

The expense recorded for the contributory termination and retirement plans included the following components for the years ended March 31:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service cost, less employees' contributions	**¥ 8,401**	¥ 8,846	**$ 63,165**
Interest cost on projected benefit obligation	**6,042**	6,624	**45,429**
Expected return on plan assets	**(5,010)**	(4,451)	**(37,669)**
Amortization	**1,681**	2,215	**12,639**
Net expense	**¥11,114**	¥13,234	**$ 83,564**

The Companies also have unfunded noncontributory termination plans administered by the Companies. These plans provide lump-sum termination benefits and are paid at the earlier of the employee's termination or mandatory retirement age, except for payments to directors and corporate auditors which require approval by the shareholders before payment. The Companies record provisions for termination benefits sufficient to state the liability equal to the plans' vested benefits, which exceed the plans' accumulated benefit obligations.

The consolidated liability for the noncontributory termination plans as of March 31, 2002 and 2001 was ¥3,468 million ($26,075 thousand) and ¥2,034 million, respectively. The consolidated expense for the noncontributory termination and retirement plans for the years ended March 31, 2002, 2001 and 2000 was ¥2,385 million ($17,932 thousand), ¥1,015 million and ¥1,041 million, respectively.

In June 2001, the Japanese Government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the basic portion and corresponding plan assets to the social welfare plan subject to approval by the government. The Company has not yet decided if they will apply for the transfer of the basic portion but if such an application is made and accepted, it may result in a settlement or curtailment under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits." The Company has also not determined the amount of any gain or loss that would result under such circumstances.

8. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective as from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount legally available for dividends is based on retained earnings as recorded in the books of the Company for Japanese financial reporting purposes. At March 31, 2002, retained earnings amounting to ¥62,621 million ($470,835 thousand) were available for future dividends subject to legal reserve requirements.

Stock Options

In June 1998, the Company introduced stock-based compensation plans. Stock options are granted to directors and certain officers to purchase shares of common stock at a price not less than market price at the date of grant. Options are granted with vesting periods of 1-2 years. As of March 31, 2002, options outstanding are summarized as follows:

Grant date	Authorized and granted shares	Option exercise price	Exercisable term	Exercised and (forfeited or expired) shares
June 25, 1998	158,000	¥2,162	July 1, 1999 - June 30, 2001	73,000 (85,000)
June 25, 1999	158,000	¥1,839	July 1, 2001 - June 30, 2004	10,000 (5,000)
June 27, 2000	260,000	¥2,936	July 1, 2002 - June 30, 2005	—
June 26, 2001	292,000	¥2,306	July 1, 2003 - June 30, 2006	—

Pursuant to SFAS No.123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for this plan. Compensation cost for the plan determined based on the fair value of the options at the grant date consistent with SFAS No.123 would have been insignificant.

9. Other Expenses, net

Other expenses (income), net for the years ended March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Loss on relocation	**¥ —**	¥ 2,312	¥ —	**$ —**
Loss on impairment of investment securities and other assets	**17,199**	2,460	2,072	**129,316**
Net loss (gain) on sales and disposals of property, plant and equipment, excluding loss on relocation	**1,314**	(43)	412	**9,880**
Loss on impairment of property, plant and equipment	**6,815**	—	—	**51,241**
Net gain on sales of short-term investments and investment securities	**(1,008)**	(3,703)	(2,783)	**(7,579)**
Other, net	**3,545**	1,786	1,852	**26,653**
Total	**¥27,865**	¥ 2,812	¥ 1,553	**$209,511**

During the year ended March 31, 2001 the Company recognized a net loss of ¥2,312 million ($17,383 thousand) as a result of an office relocation plan, primarily consisting of the relocation of the headquarters within Kyoto, Japan.

In 2002, the Companies assessed the potential impairment of certain long-lived assets in consideration of future alternate uses, including potential disposal. As a result, certain land and buildings, principally dormitories for employees were deemed to be impaired and written down to fair value because the assets are not expected to recover their entire carrying value through future cash flows. The estimated fair value of these assets was primarily determined by independent real estate appraisals of land and buildings. The resulting loss on impairment of land and buildings was ¥6,815 million ($51,241 thousand) for the year ended March 31, 2002. There were no such losses for the years ended March 31, 2001 and 2000.

10. Income Taxes

The provision for income taxes for the years ended March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Current income tax expense	**¥ 6,783**	¥22,720	¥14,857	**$ 51,000**
Deferred income tax benefit, exclusive of the following	**(17,679)**	(5,367)	(5,809)	**(132,925)**
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	**1,548**	(35)	—	**11,639**
Total	**¥ (9,348)**	¥17,318	¥ 9,048	**$ (70,286)**

The effective income tax rates of the Companies differ from the normal Japanese statutory rates as follows for the years ended March 31:

	2002	2001	2000
Normal Japanese statutory rates	**42.0%**	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Permanently non-deductible items	**(1.9)**	2.4	2.8
Losses of subsidiaries for which no tax benefit was provided	**(3.3)**	2.6	2.9
Difference in subsidiaries' tax rates	**1.3**	(2.5)	(3.0)
Change in the beginning of the year balance of the valuation allowance for deferred tax assets	**(0.4)**	(0.1)	—
Other, net	**(0.9)**	(1.1)	(1.7)
Effective tax rates	**36.8%**	43.3%	43.0%

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 42.0% in 2002, 2001 and 2000.

The approximate effect of temporary differences and tax credit and loss carryforwards that gave rise to deferred tax balances at March 31, 2002 and 2001 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		2002	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Inventory valuation	¥ 3,521	¥ —	¥ 1,882	¥ —	$ 26,470	$ —
Accrued bonuses and vacations	3,492	—	4,067	—	26,254	—
Termination and retirement benefits	12,912	—	10,809	—	97,082	—
Enterprise taxes	164	—	1,094	—	1,230	—
Intercompany profits	2,540	—	2,270	—	19,097	—
Marketable securities	—	3,164	—	3,370	—	23,786
Property, plant and equipment	2,789	—	—	—	20,971	—
Allowance for doubtful receivables	2,711	180	611	116	20,383	1,357
Bad debt expenses	—	—	4,118	—	—	—
Gain on sale of land	—	1,311	—	1,311	—	9,857
Minimum pension liability adjustment	15,369	—	5,251	—	115,558	—
Other temporary differences	11,871	1,639	8,596	4,424	89,259	12,321
Tax credit carryforwards	3,689	—	3,473	—	27,738	—
Operating loss carryforwards	12,961	—	4,415	—	97,449	—
Subtotal	72,019	6,294	46,586	9,221	541,491	47,321
Valuation allowance	(9,574)	—	(7,795)	—	(71,983)	—
Total	¥62,445	¥6,294	¥38,791	¥9,221	$469,508	$47,321

The total valuation allowance increased by ¥1,779 million ($13,376 thousand), ¥1,310 million and ¥1,681 million in 2002, 2001 and 2000, respectively.

As of March 31, 2002, the Company and certain subsidiaries had operating loss carryforwards approximating ¥30,566 million ($229,820 thousand) available for reduction of future taxable income, the majority of which expire in 2007.

The Company has not provided for Japanese income taxes on unremitted earnings of subsidiaries to the extent that they are believed to be indefinitely reinvested. The unremitted earnings of the foreign subsidiaries which are considered to be indefinitely reinvested and for which Japanese income taxes have not been provided were ¥53,928 million ($405,474 thousand) and ¥50,052 million at March 31, 2002 and 2001, respectively. It is not practicable to estimate the amount of unrecognized deferred Japanese income taxes on these unremitted earnings. Dividends received from domestic subsidiaries are expected to be substantially free of tax.

11. Foreign Operations

Net sales and total assets of foreign subsidiaries for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥176,096	¥170,434	¥158,122	$1,324,030
Total assets	¥146,734	¥141,966	¥115,532	$1,103,263

12. Per Share Data

The Company accounts for its earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic net income (loss) per share has been computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income (loss) per share reflects the potential dilution of convertible bonds and stock options, and has been computed by the if-converted method for convertible bonds and by the treasury stock method for stock options.

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Income (loss) before cumulative effect of accounting change	¥(16,157)	¥22,297	¥11,561	$(121,481)
Effect of dilutive securities:				
Convertible bonds, due 2004	—	325	325	—
Diluted net income (loss)	¥(16,157)	¥22,622	¥11,886	$(121,481)

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Net income (loss)	**¥(15,773)**	¥22,297	¥11,561	**$(118,594)**
Effect of dilutive securities:				
Convertible bonds, due 2004	**—**	325	325	**—**
Diluted net income (loss)	**¥(15,773)**	¥22,622	¥11,886	**$(118,594)**

	Number of shares		
	2002	2001	2000
Weighted average common shares outstanding	**248,401,803**	255,031,698	256,841,987
Dilutive effect of:			
Convertible bonds, due 2004	**—**	10,026,639	10,028,349
Stock options	**—**	62,449	28,106
Diluted common shares outstanding	**248,401,803**	265,120,786	266,898,442

For the year ended March 31, 2002, the assumed conversion of convertible bonds, giving effect to the incremental shares and the adjustment to reduce interest expenses, was anti-dilutive and has, therefore, been excluded from the computation.

For the year ended March 31, 2002, the assumed exercise of stock options, giving effect to the incremental shares, was anti-dilutive and has been excluded from the computation.

Cash dividends per share represent the amounts applicable to the respective year, including dividends to be paid after the end of the year.

13. Supplemental Information for Cash Flows

Supplemental cash flow information for the years ended March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Interest paid	**¥ 1,264**	¥ 1,765	¥ 1,980	**$ 9,504**
Income taxes paid	**17,748**	19,257	12,543	**133,444**
Non-cash investing and financing activities:				
Liabilities assumed in connection with capital expenditures	**1,516**	1,803	3,467	**11,398**

14. Other Comprehensive Income (Loss)

The change in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Foreign currency translation adjustments:				
Beginning balance	**¥(13,712)**	¥(20,998)	¥(11,954)	**$(103,098)**
Change for the year	**6,310**	7,286	(9,044)	**47,444**
Ending balance	**(7,402)**	(13,712)	(20,998)	**(55,654)**
Minimum pension liability adjustments:				
Beginning balance	**(7,251)**	—	(7,138)	**(54,518)**
Change for the year	**(13,973)**	(7,251)	7,138	**(105,061)**
Ending balance	**(21,224)**	(7,251)	—	**(159,579)**
Unrealized gains on available-for-sale securities:				
Beginning balance	**3,617**	13,830	5,080	**27,196**
Change for the year	**(286)**	(10,213)	8,750	**(2,151)**
Ending balance	**3,331**	3,617	13,830	**25,045**
Net gains (losses) on derivative instruments:				
Beginning balance	**—**	—	—	**—**
Change for the year	**(68)**	—	—	**(511)**
Ending balance	**(68)**	—	—	**(511)**
Total accumulated other comprehensive income (loss):				
Beginning balance	**(17,346)**	(7,168)	(14,012)	**(130,420)**
Change for the year	**(8,017)**	(10,178)	6,844	**(60,279)**
Ending balance	**¥(25,363)**	¥(17,346)	¥ (7,168)	**$(190,699)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen								
	2002			2001			2000		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments arising during the year	**¥ 6,310**	**¥ —**	**¥ 6,310**	¥ 7,286	¥ —	¥ 7,286	¥ (9,044)	¥ —	¥(9,044)
Minimum pension liability adjustments	**(24,091)**	**10,118**	**(13,973)**	(12,502)	5,251	(7,251)	13,891	(6,753)	7,138
Unrealized gains (losses) on available-for-sale securities:									
Unrealized holding gains (losses) arising during period	**(13,052)**	**5,482**	**(7,570)**	(14,711)	6,179	(8,532)	15,604	(6,554)	9,050
Reclassification adjustment for losses on impairment realized in net income (loss)	**13,845**	**(5,815)**	**8,030**	674	(283)	391	2,072	(870)	1,202
Reclassification adjustment for net gains realized in net income (loss)	**(1,287)**	**541**	**(746)**	(3,571)	1,499	(2,072)	(2,589)	1,087	(1,502)
Net unrealized gains (losses)	**(494)**	**208**	**(286)**	(17,608)	7,395	(10,213)	15,087	(6,337)	8,750
Net gains (losses) on derivative instruments:									
Net losses on derivative instruments designated as cash flow hedges during the year	**(2,884)**	**1,211**	**(1,673)**	—	—	—	—	—	—
Reclassification adjustment for net losses realized in net loss	**2,767**	**(1,162)**	**1,605**	—	—	—	—	—	—
Net losses	**(117)**	**49**	**(68)**	—	—	—	—	—	—
Other comprehensive income (loss)	**¥(18,392)**	**¥10,375**	**¥ (8,017)**	¥(22,824)	¥12,646	¥(10,178)	¥19,934	¥(13,090)	¥ 6,844

	Thousands of U.S. dollars		
	2002		
	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
Foreign currency translation adjustments arising during the year	**$ 47,444**	**$ —**	**$ 47,444**
Minimum pension liability adjustments	**(181,143)**	**76,082**	**(105,061)**
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains (losses) arising during period	**(98,135)**	**41,217**	**(56,918)**
Reclassification adjustment for losses on impairment realized in net income (loss)	**104,098**	**(43,722)**	**60,376**
Reclassification adjustment for net gains realized in net income (loss)	**(9,677)**	**4,068**	**(5,609)**
Net unrealized gains (losses)	**(3,714)**	**1,563**	**(2,151)**
Net gains (losses) on derivative instruments:			
Net losses on derivative instruments designated as cash flow hedges during the year	**(21,684)**	**9,105**	**(12,579)**
Reclassification adjustment for net losses realized in net loss	**20,805**	**(8,737)**	**12,068**
Net losses	**(879)**	**368**	**(511)**
Other comprehensive income (loss)	**$(138,292)**	**$ 78,013**	**$ (60,279)**

15. Financial Instruments and Risk Management

Financial Instruments

The following table presents the carrying amounts and estimated fair values as of March 31, 2002 and 2001, of the Companies' financial instruments.

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		**2002**	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Nonderivatives:						
Long-term debt, including current portion	**¥(43,988)**	**¥(46,307)**	¥(58,297)	¥(62,460)	**$(330,736)**	**$(348,173)**
Derivatives:						
Included in Other current liabilities:						
Forward exchange contracts	**(540)**	**(540)**	(377)	(377)	**(4,060)**	**(4,060)**
Foreign currency options	**(65)**	**(65)**	(334)	(334)	**(489)**	**(489)**
Interest rate swaps	**(15)**	**(15)**	—	(49)	**(113)**	**(113)**

The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value:

Nonderivatives

(1) Cash and cash equivalents, notes and accounts receivable, bank loans and notes and accounts payable:
The carrying amounts approximate fair values.

(2) Short-term investments and investment securities (see Note 4):
The fair values are estimated based on quoted market prices or dealer quotes for marketable securities or similar instruments. Certain equity securities included in investments have no public market value, and it is not practicable to estimate their fair values.

(3) Long-term debt:
For convertible bonds, the fair values are estimated based on quoted market prices. For other, the fair values are estimated using present value of discounted future cash flow analysis, based on the Companies' current incremental issuing rates for similar types of arrangements.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Companies would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for most of the Companies' derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value. The Companies do not use derivatives for trading purposes.

Changes in the fair value of foreign exchange forward contracts and foreign currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through Foreign exchange loss, net in the same period as the hedged items affect earnings. Substantially all of the accumulated other comprehensive income (loss) in relation to foreign exchange forward contracts and foreign currency options at March 31, 2002 is expected to be reclassified into earnings within twelve months.

The effective portions of changes in the fair value of foreign exchange forward contracts and foreign currency options designated as cash flow hedges and reported in accumulated other comprehensive income (loss), net of the related tax effect, are losses of ¥1,673 million ($12,579 thousand) for the year ended March 31, 2002. The amounts, which were reclassified out of accumulated other comprehensive income (loss) into Foreign exchange loss, net or Interest expense, net, depending on their nature, net of the related tax effect, are net losses of ¥1,605 million ($12,068 thousand) for the year ended March 31, 2002. The amount of the hedging ineffectiveness is not material for the year ended March 31, 2002.

The Companies enter into interest rate swap agreements, which do not meet the hedging criteria of SFAS No. 133. These interest rate swap agreements are recorded at fair value in the consolidated balance sheets. The changes in fair values are recorded in current period earnings.

(1) Interest rate swap contracts:

The Companies enter into interest rate swap agreements to manage exposure to fluctuations in interest rates. These agreements involve the exchange of interest obligations on fixed and floating interest rate debt without exchange of the underlying principal amounts. The agreements generally mature at the time the related debt matures. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. Notional amounts are used to express the volume of interest rate swap agreements. The notional amounts do not represent cash flows and are not subject to risk of loss. In the unlikely event the counterparty fails to meet the terms of an interest rate swap agreement, the Companies' exposure is limited to the interest rate differential. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

At March 31, 2002 and 2001, the notional amounts on which the Companies had interest rate swap agreements outstanding aggregated ¥2,500 million ($18,797 thousand) and ¥4,500 million, respectively. The estimated fair values of interest rate swap contracts are based on present value of discounted future cash flow analysis.

(2) Foreign exchange forward contracts and foreign currency options:

The Companies enter into foreign exchange forward contracts and combined purchased and written foreign currency option contracts to hedge foreign currency transactions (primarily the U.S. dollar and the EURO) on a continuing basis for periods consistent with their committed exposure. The terms of the currency derivatives are rarely more than 10 months. The credit exposure of foreign exchange contracts are represented by the fair value of the contracts at the reporting date. Management considers the exposure to credit risk to be minimal since the counterparties are major financial institutions.

The notional amounts of contracts to exchange foreign currency (forward contracts) outstanding at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Forward exchange contracts	**¥16,328**	¥17,130	**$122,767**
Foreign currency options	**8,049**	10,445	**60,519**

The notional amounts do not represent the amounts exchanged by the parties to derivatives and are not a measure of the Companies' exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

The Companies hedge certain exposures to fluctuations in foreign currency exchange rates that occur prior to conversion of foreign currency denominated monetary assets and liabilities into the functional currency. Prior to conversion to the functional currency, these assets and liabilities are translated at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in earnings and included in Foreign exchange loss, net in the consolidated statements of operations. Currency forward contracts and options designated as hedges of the monetary assets and liabilities are also marked to spot rates with the resulting gains and losses reported in the consolidated statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of short-term cash investments and trade receivables. The Companies place their short-term cash investments with high-credit-quality financial institutions. Concentrations of credit risk with respect to trade receivables, as approximately 75% of total sales are concentrated in Japan, are limited due to the large number of well-established customers and their dispersion across many industries. The Company normally requires customers to deposit with them funds to serve as security for ongoing credit sales.

16. Related Party Transaction

In August 2000, the Company entered into an operating lease agreement for a new head office, including land and a building, with a company owned by the family of the Company's founder, including the Company's chairman and representative director, representative director and chief executive officer, and certain managing officers at that time. This lease agreement has an initial non-cancelable lease term of 20 years and requires a monthly rental payment of ¥106 million ($797 thousand) and a security deposit of ¥2,600 million ($19,549 thousand) which is refundable when the agreement expires. During the years ended March 31, 2002 and 2001, the Company paid ¥1,272 million ($9,564 thousand) and ¥954 million, respectively, for monthly rentals and the balance of the security deposit at March 31, 2002 and 2001 was ¥2,600 million ($19,549 thousand).

17. Commitments and Contingent Liabilities

The Company has commitments at March 31, 2002 of approximately ¥6,170 million ($46,391 thousand) related to contracts for the construction of a new research and development laboratory building in Kyoto.

The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, the Company management believes that damages from such lawsuits, if any, would not have a material effect on the consolidated financial statements.

Guarantees

Contingent liabilities at March 31, 2002 with respect to loans guaranteed were ¥1,912 million ($14,376 thousand), of which ¥1,099 million ($8,263 thousand) were jointly and severally guaranteed with six other unrelated companies. According to an agreement between the seven companies, any losses on these guarantees are to be equally borne among the companies.

18. Subsequent Events

On May 8, 2002 the Company management declared a plan to purchase the Company's shares, subject to approval at the general meeting of shareholders. The execution of the plan is at the Company's discretion with a maximum limit of ¥10,000 million ($75,188 thousand), or 5,000,000 shares, for the period up to the date of the June 2003 general meeting of shareholders.

On May 29, 2002 the Company management authorized a voluntary early retirement program to all employees between the ages 30 and 59, with over ten years employment at the Company. This program is entirely optional and will be available to those employees from July 1, 2002 through August 30, 2002. Employees accepting this offer will receive an additional lump sum payment, along with their already earned pension benefits, determined by such factors as age, years of employment and salary. Due to the voluntary nature of the program the Company has not recorded a liability for this additional lump sum payment.

Independent Auditors' Report

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of Omron Corporation

We have audited the accompanying consolidated balance sheets of Omron Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the third paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omron Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for convenience.



Osaka, Japan
June 17, 2002

Global Network

EUROPE

Regional Headquarters

OMRON Europe B.V. *(The Netherlands)*
Phone: 31-23-5681300 Fax: 31-23-5681391

[Industrial Automation Company]

OMRON Electronics Ges.m.b.H. *(Austria)*
Phone: 43-1-80190-0 Fax: 43-1-804-48-46

OMRON Electronics N.V./S.A. *(Belgium)*
Phone: 32-2-4662480 Fax: 32-2-4660687

OMRON Electronics AG *(Switzerland)*
Phone: 41-41-748-13-13 Fax: 41-41-748-13-45

OMRON Electronics, Spol. S.r.o. *(Czech Rep.)*
Phone: 420-2-6731-1254 Fax: 420-2-7173-5613

OMRON Electronics G.m.b.H. *(Germany)*
Phone: 49-2173-6800-0 Fax: 49-2173-6800-400

OMRON Fabrikautomation G.m.b.H. *(Germany)*
Phone: 49-2103-203-3 Fax: 49-2103-203-400

OMRON Electronics A.S. *(Denmark)*
Phone: 45-4344-0011 Fax: 45-4344-0211

OMRON Electronics S.A. *(Spain)*
Phone: 34-91-37-77-9-00 Fax: 34-91-37-77-9-56

OMRON Electronics S.a.r.l. *(France)*
Phone: 33-1-49747000 Fax: 33-1-48760930

OMRON Electronics O.Y. *(Finland)*
Phone: 358-9-5495-800 Fax: 358-9-5495-8150

OMRON Electronics KFT *(Hungary)*
Phone: 36-1-399-3050 Fax: 36-1-399-3060

OMRON Electronics S.r.l. *(Italy)*
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Immobiliare S.r.l. *(Italy)*
Phone: 39-02-32681 Fax: 39-02-325154

OMRON Electronics Norway A.S. *(Norway)*
Phone: 47-22-657500 Fax: 47-22-658300

OMRON Electronics B.V. *(The Netherlands)*
Phone: 31-23-5681100 Fax: 31-23-5681188

OMRON Electronics Lda. *(Portugal)*
Phone: 351-21-942-9400 Fax: 351-21-941-7899

OMRON Administracao de Imoveis Ltda. *(Portugal)*
Phone: 351-1-941-7599 Fax: 351-1-941-7899

OMRON Electronics Sp. Z.o.o. *(Poland)*
Phone: 48-22-645-7860 Fax: 48-22-645-7863

OMRON Electronics A.B. *(Sweden)*
Phone: 46-8-632-3500 Fax: 46-8-632-3510

OMRON Electronics Ltd. *(Turkey)*
Phone: 90-216-326-2980 Fax: 90-216-326-2979

OMRON Electronics Ltd. *(U.K.)*
Phone: 44-20-8450-4646 Fax: 44-20-8450-8087

OMRON Electronics Manufacturing of Germany G.m.b.H. *(Germany)*
Phone: 49-7032-811-111 Fax: 49-7032-811-199

OMRON Manufacturing of The Netherlands B.V. *(The Netherlands)*
Phone: 31-73-6481811 Fax: 31-73-6420195

[Electronic Components Company]

OMRON Electronic Components Ltd. *(U.K.)*
Phone: 44-1384-405500 Fax: 44-1384-405508

OMRON Electronic Components Europe B.V. *(The Netherlands)*
Phone: 31-23-5681200 Fax: 31-23-5681212

[Healthcare Company]

OMRON Medizintechnik Handelsgesellschaft G.m.b.H. *(Germany)*
Phone: 49-621-83348-8 Fax: 49-621-8334820

OMRON Healthcare Europe B.V. *(The Netherlands)*
Phone: 31-20-354-8200 Fax: 31-20-354-8201

OMRON Healthcare UK Ltd. *(U.K.)*
Phone: 44-1-273-495033 Fax: 44-1-273-495123

THE AMERICAS

Regional Headquarters

OMRON Management Center of America, Inc. *(U.S.A.)*
Phone: 1-847-884-0322 Fax: 1-847-884-1866

— Information Technology Center *(U.S.A.)*
Phone: 1-408-919-2828 Fax: 1-408-919-2829

[Industrial Automation Company]

OMRON Electronics Llc. *(U.S.A.)*
Phone: 1-847-843-7900 Fax: 1-847-843-7787

OMRON Manufacturing of America, Inc. *(U.S.A.)*
Phone: 1-630-513-0400 Fax: 1-630-513-1027

OMRON Canada Inc. *(Canada)*
Phone: 1-416-286-6465 Fax: 1-416-286-6648

OMRON IDM Controls, Inc. *(U.S.A.)*
Phone: 1-713-849-1900 Fax: 1-713-849-4666

OMRON Eletrônica do Brasil Ltda. *(Brazil)*
Phone: 55-11-5564-6488 Fax: 55-11-5564-7751

[Electronic Components Company]

OMRON Automotive Electronics, Inc. *(U.S.A.)*
Phone: 1-248-893-0200 Fax: 1-248-488-5430

OMRON Dualtec Automotive Electronics Inc. *(Canada)*
Phone: 1-905-829-0136 Fax: 1-905-829-0432

[Social Systems Business Company]

OMRON Systems Llc. *(U.S.A.)*
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Transaction Systems, Inc. *(U.S.A.)*
Phone: 1-847-843-0515 Fax: 1-847-843-7686

OMRON Business Systemas Eletrônicos da América Latina Ltda. *(Brazil)*
Phone: 55-11-251-0073 Fax: 55-11-251-1053

[Healthcare Company]

OMRON Healthcare, Inc. *(U.S.A.)*
Phone: 1-847-680-6200 Fax: 1-847-680-6269

[Other]

OMRON Finance Canada, Inc. *(Canada)*
Phone: 1-416-286-6465 Fax: 1-416-286-6648

OMRON Advanced Systems, Inc. *(U.S.A.)*
Phone: 1-408-727-6644 Fax: 1-408-727-5540

OMRON Logistics of America, Inc. *(U.S.A.)*
Phone: 1-630-513-6750 Fax: 1-630-513-1382

ASIA-PACIFIC

Regional Headquarters

OMRON Asiapacific Pte. Ltd. *(Singapore)*
Phone: 65-835-3011 Fax: 65-835-2711

[Industrial Automation Company]

OMRON Electronics Pte. Ltd. *(Singapore)*
Phone: 65-835-3011 Fax: 65-835-2711

OMRON Electronics Sdn. Bhd. *(Malaysia)*
Phone: 603-79547323 Fax: 603-79546618

OMRON Electronics Pty. Ltd. *(Australia)*
Phone: 61-2-9878-6377 Fax: 61-2-9878-6981

OMRON Electronics Ltd. *(New Zealand)*
Phone: 64-9-358-4400 Fax: 64-9-358-4411

OMRON Electronics Co., Ltd. *(Thailand)*
Phone: 66-2-937-0500 Fax: 66-2-937-0501

OMRON Korea Co., Ltd. *(Korea)*
Phone: 82-2-549-2766 Fax: 82-2-517-9033

[Electronic Components Company]

OMRON Malaysia Sdn. Bhd. *(Malaysia)*
Phone: 603-7876-1411 Fax: 603-7876-1954

P.T. OMRON Manufacturing of Indonesia *(Indonesia)*
Phone: 62-21-8970111 Fax: 62-21-8970120

OMRON Electronic Components Pte. Ltd. *(Singapore)*
Phone: 65-244-3939 Fax: 65-244-3938

OMRON Electronic Components Co., Ltd. *(Thailand)*
Phone: 66-2-619-0292 Fax: 66-2-619-0624

OMRON Automotive Electronics Korea, Co., Ltd. *(Korea)*
Phone: 82-2-850-5700 Fax: 82-2-859-1687

[Social Systems Business Company]

OMRON Business Systems Singapore (Pte.) Ltd. *(Singapore)*
Phone: 65-736-3900 Fax: 65-736-2736

OMRON Business Systems (Malaysia) Sdn. Bhd. *(Malaysia)*
Phone: 603-7880-9119 Fax: 603-7880-9559

OMRON Mechatronics of The Philippines Corp. *(Philippines)*
Phone: 63-47-252-1490 Fax: 63-47-252-1491

[Healthcare Company]

OMRON Healthcare Singapore Pte. Ltd. *(Singapore)*
Phone: 65-0736-2345 Fax: 65-0736-2500

CHINESE ECONOMIC AREA

Regional Headquarters

OMRON (China) Group Co., Ltd. *(Hong Kong)*
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON (China) Co., Ltd. *(China)*
Phone: 86-10-8391-3005 Fax: 86-10-8391-3688

— Shanghai Office
Phone: 86-21-5037-2222 Fax: 86-21-5037-2200

[Industrial Automation Company]

OMRON Electronics Asia Ltd. *(Hong Kong)*
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Trading (Shenzhen) Co., Ltd. *(China)*
Phone: 86-755-359-9028 Fax: 86-755-359-9628

OTE Engineering Inc. *(Taiwan)*
Phone: 886-3-352-4442 Fax: 886-3-352-4239

OMRON Taiwan Electronics Inc. *(Taiwan)*
Phone: 886-2-2715-3331 Fax: 886-2-2712-6712

Shanghai OMRON Automation System Co., Ltd. *(China)*
Phone: 86-21-5854-2080 Fax: 86-21-5854-2658

OMRON (Shanghai) Co., Ltd. *(China)*
Phone: 86-21-5854-0055 Fax: 86-21-5854-0614

OMRON Trading (Tianjin) Co., Ltd. *(China)*
Phone: 86-22-2576-0295 Fax: 86-22-2576-3032

OMRON Taiwan System Inc. *(Taiwan)*
Phone: 886-2-2375-2200 Fax: 886-2-2375-2233

[Electronic Components Company]

Shanghai OMRON Control Components Co., Ltd. *(China)*
Phone: 86-21-5854-0012 Fax: 86-21-5854-8413

OMRON Electronic Components (Hong Kong) Ltd. *(Hong Kong)*
Phone: 852-2375-3827 Fax: 852-2375-1475

OMRON Electronic Components (Shenzhen) Ltd. *(China)*
Phone: 86-755-462-0000 Fax: 86-755-462-1111

[Healthcare Company]

OMRON Dalian Co., Ltd. *(China)*
Phone: 86-411-761-4222 Fax: 86-411-761-6602

OMRON Industry & Trade (Dalian) Co., Ltd. *(China)*
Phone: 86-411-7317201 Fax: 86-411-7317191

[Other]

OMRON Shanghai Computer Corp. *(China)*
Phone: 86-21-6468-9626 Fax: 86-21-6468-9489

OMRON Trading (Shanghai) Co., Ltd. *(China)*
Phone: 86-21-5037-2222 Fax: 86-21-5037-2200

Nanjing Southeast-OMRON Traffic Information Systems Co., Ltd. *(China)*
Phone: 86-25-469-1665 Fax: 86-25-469-1650

JAPAN

Manufacturing

Mishima Systems Factory
Phone: 81-559-77-9000 Fax: 81-559-77-9198

Kusatsu Plant
Phone: 81-77-563-2181 Fax: 81-77-565-5588

Ayabe Office
Phone: 81-773-42-6611 Fax: 81-773-43-0661

Minakuchi Factory
Phone: 81-748-62-6851 Fax: 81-748-62-6854

Marketing

Osaki Office
Phone: 81-3-5435-2000 Fax: 81-3-5435-2030

Nagoya Office
Phone: 81-52-571-6461 Fax: 81-52-565-1910

Osaka Office
Phone: 81-6-6282-2511 Fax: 81-6-6282-2782

Fukuoka Office
Phone: 81-92-414-3200 Fax: 81-92-414-3220

Research and Development

Kyoto R&D Laboratory
Phone: 81-75-951-5111 Fax: 81-75-955-0156

Tsukuba R&D Laboratory
Phone: 81-298-64-4100 Fax: 81-298-64-4105

Kumamoto R&D Laboratory
Phone: 81-96-289-2222 Fax: 81-96-289-2234

Okayama R&D Laboratory
Phone: 81-86-276-8778 Fax: 81-86-276-8779

[Industrial Automation Company]

OMRON Okayama Co., Ltd.
Phone: 81-86-277-6111 Fax: 81-86-276-6013

OMRON Izumo Co., Ltd.
Phone: 81-853-22-2212 Fax: 81-853-22-2396

OMRON Takeo Co., Ltd.
Phone: 81-954-23-4151 Fax: 81-954-23-4159

OMRON Aso Co., Ltd.
Phone: 81-967-22-1311 Fax: 81-967-22-3526

Settsu Denki
Phone: 81-6-6443-8008 Fax: 81-6-6443-5233

Gyoden Corporation
Phone: 81-29-302-1211 Fax: 81-29-302-1222

OMRON Kyoto Taiyo Co., Ltd.
Phone: 81-75-672-0911 Fax: 81-75-681-4700

OMRON Technocult Co., Ltd.
Phone: 81-45-321-0471 Fax: 81-45-321-0473

OMRON Two Four Service Co., Ltd.
Phone: 81-3-3253-9241 Fax: 81-3-3253-9247

[Electronic Components Company]

OMRON Iida Co., Ltd.
Phone: 81-265-26-6000 Fax: 81-265-26-6030

OMRON Kurayoshi Co., Ltd.
Phone: 81-858-23-2121 Fax: 81-858-22-1355

OMRON Ichinomiya Co., Ltd.
Phone: 81-586-62-7211 Fax: 81-586-62-7291

OMRON Sanyo Co., Ltd.
Phone: 81-8695-5-1355 Fax: 81-8695-5-1359

OMRON Kumamoto Co., Ltd.
Phone: 81-968-44-4101 Fax: 81-968-44-4161

OMRON Taiyo Co., Ltd.
Phone: 81-977-66-4447 Fax: 81-977-67-5112

[Social Systems Business Company]

OMRON Nohgata Co., Ltd.
Phone: 81-949-22-2811 Fax: 81-949-28-3046

OMRON Field Engineering Co., Ltd.
Phone: 81-3-3448-8111 Fax: 81-3-3448-8485

OMRON Software Co., Ltd.
Phone: 81-75-352-7400 Fax: 81-75-352-7210

OMRON Systems Kyushu Co., Ltd.
Phone: 81-92-452-2123 Fax: 81-92-452-2124

[Healthcare Company]

OMRON Matsusaka Co., Ltd.
Phone: 81-598-29-2715 Fax: 81-598-29-1207

OMRON Institute of Life Science Co., Ltd.
Phone: 81-75-344-7178 Fax: 81-75-344-7134

[Other]

OMRON Finance Co., Ltd.
Phone: 81-3-3436-7160 Fax: 81-3-3436-7165

OMRON Network Applications Co., Ltd.
Phone: 81-75-361-2160 Fax: 81-75-361-7329

Shiga Creative Delica Co., Ltd.
Phone: 81-77-569-1271 Fax: 81-77-561-7160

F&E Service Co., Ltd.
Phone: 81-75-344-7148 Fax: 81-75-344-7962

E-Koto Co., Ltd.
Phone: 81-75-254-6777 Fax: 81-75-211-0974

OMRON Creative Marketing Co., Ltd.
Phone: 81-75-341-5587 Fax: 81-75-361-2768

OMRON Logistic Create Co., Ltd.
Phone: 81-6-6282-2530 Fax: 81-6-6282-2786

Gyoden Service Incorporation
Phone: 81-48-431-0897 Fax: 81-48-431-0924

OMRON Credit Service Co., Ltd.
Phone: 81-75-344-7796 Fax: 81-75-344-7783

OMRON General Service Co., Ltd.
Phone: 81-75-344-7359 Fax: 81-75-344-7265

Human Renaissance Institute Co., Ltd.
Phone: 81-3-3438-0920 Fax: 81-3-3438-0921

OMRON Creative Facilities Co., Ltd.
Phone: 81-75-344-7193 Fax: 81-75-344-7962

OMRON Creative Delica Co., Ltd.
Phone: 81-75-344-7883 Fax: 81-75-353-9026

OMRON Alphatec Corporation
Phone: 81-3-3438-3611 Fax: 81-3-3438-0037

OMRON Personnel Creative Service Co., Ltd.
Phone: 81-75-344-0901 Fax: 81-75-344-0902

Sanno Consulting Corp.
Phone: 81-3-5350-9291 Fax: 81-3-5350-9283

OMRON Cellport Telematics Incorporated
Phone: 81-3-3438-9821 Fax: 81-3-3438-9824

Investor Information

Head Office
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8530, Japan
Phone: 81-75-344-7000
Fax: 81-75-344-7001

Tokyo Head Office
3-4-10, Toranomon, Minato-ku,
Tokyo 105-0001, Japan
Phone: 81-3-3436-7170
Fax: 81-3-3436-7180

Osaka Office
Osaka Center Bldg., 4-1-3, Kyutaro-cho,
Chuo-ku, Osaka 541-0056, Japan
Phone: 81-6-6282-2511
Fax: 81-6-6282-2782

Kyoto R&D Laboratory
20, Igadera, Shimo-kaiinji,
Nagaokakyo-shi, Kyoto 617-8510, Japan
Phone: 81-75-951-5111
Fax: 81-75-957-9846

Date of Establishment
May 10, 1933

Industrial Property Rights
Number of patents:
2,313 (Japan)
1,481 (Overseas)
Number of patents pending:
6,138 (Japan)
809 (Overseas)

Number of Employees
25,395

Paid-in Capital
¥64,082 million

Common Stock
Authorized: 487,000,000 shares
Issued: 249,109,236 shares
Number of shareholders: 25,610

Stock Listings
Osaka Securities Exchange
Tokyo Stock Exchange
Nagoya Stock Exchange
Frankfurt Stock Exchange

Ticker Symbol Number
6645

Transfer Agent
The Mitsubishi Trust and Banking Corporation
2-11-1, Nagatacho, Chiyoda-ku,
Tokyo 100-8212, Japan

(As of March 31, 2002)

Stock Price Range/Trading Volume
(Osaka Securities Exchange)


Monthly Stock Price Range (¥)
3,000
2,500
2,000
1,500
1,000
500
0
Monthly Trading Volume (shares)
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
4/01
5
6
7
8
9
10
11
12
1/02
2
3
Month

High price=¥2,560
Low price=¥1,390



OMRON Corporation

Shiokoji Horikawa, Shimogyo-ku, Kyoto 600-8530, Japan
Phone: 81-75-344-7000 Fax: 81-75-344-7001
Home page: http://www.omron.co.jp (Japanese)
http://www.omron.com (English)

This annual report is printed on recycled paper.

Printed in Japan